SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.

(Name of Subject Company)

GREAT WOLF RESORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

James A. Calder

Chief Financial Officer

Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, Wisconsin 53717

(608) 662-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell

Kelley D. Parker

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Great Wolf Resorts, Inc., a Delaware corporation (the “Company” or “Great Wolf Resorts”). The address of the principal executive offices of Great Wolf Resorts is 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717, and its telephone number is (608) 662-4700.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement (as defined herein) (the “Rights” and together with the Company’s common stock, the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Stockholders”). As of the close of business on March 12, 2012, there were 250,000,000 Common Shares authorized, of which 33,429,289 were issued and outstanding (including 1,759,725 Restricted Shares (as defined herein), of which 523,552 represent stock-denominated performance awards that were converted into Restricted Shares upon the signing of the Merger Agreement (as defined below).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address of Person Filing this Statement.

The name, address and telephone number of Great Wolf Resorts, which is the person filing this Schedule 14D-9, are set forth in Item 1(a), “Subject Company Information — Name and Address.” The Company’s website is www.greatwolf.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b)	Tender Offer of K-9 Acquisition, Inc.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of Great Wolf Resorts’ outstanding Common Shares (including any Restricted Shares) for $5.00 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated March 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal for Shares and Letter of Transmittal for Restricted Shares (as each is amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(c) hereto, respectively, and are incorporated herein by reference. Parent is a direct wholly-owned subsidiary of K-9 Investors, L.P. (“K-9 Investors”), a Delaware limited partnership. All of the limited partnership interests in K-9 Investors are owned, directly or indirectly, by certain equity funds managed by Apollo Management VII, L.P. (collectively, the “Apollo Funds”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2012.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 12, 2012, among Great Wolf Resorts, Parent and Merger Sub (the “Merger Agreement”). The Merger Agreement provides, among other things, that following consummation of the Offer, the issuance of Common Shares pursuant to the top-up option granted to the Offeror in the Merger Agreement, if applicable, and subject to the satisfaction or waiver of each of the other applicable conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Great Wolf Resorts (the “Merger”), with Great Wolf Resorts continuing as the surviving corporation (the “Surviving

Corporation”) and a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of K-9 Investors. All of the limited partnership interests in K-9 Investors are owned, directly or indirectly, by certain equity funds managed by Apollo Management VII, L.P. (“Apollo Management”). At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned, (i) by Parent, the Offeror or the Company, or any direct or indirect wholly-owned subsidiary of the Company or any other subsidiary of Parent, or (ii) by any Stockholders who properly perfect their appraisal rights under the DGCL in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price without interest and subject to deduction for any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts on March 13, 2012 and is incorporated herein by reference.

References in this Schedule 14D-9 to our unaffiliated stockholders are deemed to refer to holders of our Common Shares other than members of our board of directors (the “Board of Directors”), executive officers, Offeror, Parent, Apollo Management, K-9 Investors and the Apollo Funds.

The Schedule TO states that the address of Offeror is 9 West 57th Street, 43rd Floor, New York, New York 10019, and Offeror’s telephone number thereat is (212) 515-3200.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Arrangements with Directors and Executive Officers of the Company.

Arrangements between Great Wolf Resorts, Inc. and Current Executive Officers and Directors.

Certain executive officers and directors of Great Wolf Resorts may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, those of our Stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to recommend that Stockholders accept the Offer and tender their Common Shares to Offeror pursuant to the Offer, the Board of Directors was aware of these potential conflicts of interests and considered them, along with other matters described below in Item 4(c), “The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the compensation arrangements between Great Wolf Resorts and its executive officers and directors and affiliates described in this Item 3, please also see the Company’s definitive proxy and information statement filed with the SEC on April 25, 2011, and incorporated by reference in Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Consideration Payable to Directors and Executive Officers Pursuant to the Offer in respect of Common Stock.

If the Great Wolf Resorts directors and executive officers identified below (the “Executive Officers”) were to tender any Common Shares they own into the Offer, excluding unvested shares of restricted Common Shares (“Restricted Shares”), which are discussed below, they would receive the same cash consideration on the same terms and conditions as the other Stockholders in the Offer. As of March 12, 2012, the Great Wolf Resorts directors and Executive Officers owned an aggregate number of 1,473,733 Common Shares, excluding Restricted Shares. If the Great Wolf Resorts directors and Executive Officers were to tender all such Common Shares, excluding Restricted Shares, for purchase into the Offer and those Common Shares, excluding Restricted Shares, were accepted for purchase by Offeror, the Great Wolf Resorts directors and Executive Officers would receive an aggregate of $7,368,665 in cash under the terms of the Offer.

Below is a list of our directors and executive officers as of the date hereof, stating their respective positions with the Company:

Name	Position
Joseph V. Vittoria	Chairman of the Board
Kimberly K. Schaefer	Chief Executive Officer, Director
Elan Blutinger	Director
Randy L. Churchey	Director
Edward H. Rensi	Director
Howard A. Silver	Director
Timothy D. Black	Executive Vice President, Operations
James A. Calder	Chief Financial Officer

Consideration Payable to Directors and Executive Officers Pursuant to the Offer in Respect of Restricted Shares.

As of March 12, 2012, the Great Wolf Resorts directors and Executive Officers held no options to purchase Common Shares and 1,344,264 Restricted Shares. These Restricted Shares include Restricted Shares obtained from the conversion of multi-year program equity grants (“MYPEGs”) made to the Executive Officers in calendar years prior to 2012 into Restricted Shares, as contemplated by the Merger Agreement; it does not include MYPEGs granted in 2012, which will not convert to Restricted Shares in accordance with the terms of the Merger Agreement. Those 2012 MYPEG grants will expire without consideration upon the Effective Time of the Merger. Restricted Shares may be tendered into the Offer, and, if the Company directors and Executive Officers were to tender any Restricted Shares into the Offer, they would receive the same cash consideration as the other stockholders in the Offer, reduced by applicable tax withholding. If they were to tender all their Restricted Shares into the Offer, and those Restricted Shares were accepted for purchase by Offeror, the Company directors and Executive Officers would receive an aggregate of $6,721,320 in cash, under the terms of the Offer, but subject to reduction for applicable tax withholding.

Effect of Consummation of Offer and Merger on Restricted Shares and Stock Awards.

Restricted Shares, including those held by Executive Officers and directors, will, upon the time the Offeror accepts the Common Shares (including the Restricted Shares) for payment in the Offer (the “Acceptance Time”) fully vest, whether or not such Restricted Shares were tendered into the Offer. As fully vested Common Shares, upon the effective time of the Merger (the “Effective Time”), each Common Share will be cancelled and converted into the right to receive the same per share price as the Offer Price. So, if no directors or Executive Officers tender any Restricted Shares into the Offer, the directors and Executive Officers will not receive any cash payment pursuant to the Offer, but will receive an aggregate of $6,721,320 in cash in connection with the Merger, reduced by withholding taxes that were triggered at the time of vesting at the Acceptance Time.

Pursuant to the Merger Agreement, any and all MYPEGs and annual equity grants granted in 2012 will expire without consideration if the Effective Time occurs in 2012.

Summary of Potential Payments upon or in Connection with a Change of Control to Named Executive Officers.

Great Wolf Resorts is party to agreements that provide change of control and severance benefits to its named executive officers (“NEOs”): Kimberly K. Schaefer, James A. Calder, Timothy D. Black, Alexander P. Lombardo and J. Scott Maupin.

Change of control provisions applicable to our NEOs are either “single trigger,” meaning that the change of control event alone triggers either a payment or an acceleration of certain rights, or “double trigger,” meaning that the change of control coupled with either (a) the officer’s termination from service other than for “cause” (as that term is defined in the applicable NEO’s agreement) or (b) for some NEOs, the officer’s resignation for “good reason” (as that term is defined in the applicable NEO’s agreement) within a certain period of time before or after the change of control, triggers the payment or accelerated right.

The change of control provision in each of Ms. Schaefer’s and Messrs. Calder, Black, Lombardo and Maupin’s respective agreements for the payment of severance is a double trigger. A double trigger for severance payments was selected because, generally, unless the NEO’s employment is terminated after the change of control, his or her cash compensation in the form of salary and/or annual bonus would continue from the acquiring entity and a severance payment would be based upon and intended to replace such salary and/or annual bonus amounts.

The change of control provisions for our Restricted Shares with time-based vesting are single trigger and will accelerate in connection with the Offer and Merger. The change of control provisions in our MYPEG agreements are also single trigger and will accelerate in connection with the Offer and Merger. Upon the change of control, the Compensation Committee is required to determine to what extent applicable performance criteria have been satisfied, and the Compensation Committee has determined that such criteria will have been satisfied upon the Offer for MYPEGs granted before 2012. As noted above, MYPEGs granted in 2012 will expire without consideration upon the Effective Time of the Merger.

Under each of Ms. Schaefer’s and Messrs. Calder and Black’s existing employment agreements, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. However, if a reduction in the payments and benefits of $25,000 or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

Agreements with our Named Executive Officers.

As noted previously, we have entered into agreements with our NEOs. The agreements cover the payments that would be due to these individuals in the event of termination of employment by us without cause or termination of the employment by the executive for good reason or the non-renewal of the agreement by us or the executive. If an NEO resigns voluntarily or does not renew his or her employment agreement, the payments described below generally represent accrued amounts to which the NEO is entitled to under his or her applicable agreement.

The terms are substantially identical in the employment agreements for Ms. Schaefer and Mr. Calder. The terms of Mr. Black’s employment agreement provide for payments only in the event of a termination by us or by Mr. Black for good reason after a change in control of the Company. In the event of a termination by us without cause or by the executive for good reason, we provide severance benefits under certain NEOs’ employment agreements, as described more fully below.

The terms of Mr. Lombardo and Mr. Maupin’s severance agreements are substantially identical and provide for severance in the event of termination of employment by us without cause for certain periods following a change of control, as described more fully below.

Termination Events.

Severance payments under the above termination event scenarios for Ms. Schaefer and Mr. Calder are summarized below.

•	By the Company without cause. The NEO would be entitled to receive, in lump sum payments:

•	An amount equal to 100% of their then-current annual base salary and most recently paid annual bonus; and

•	An amount equal to 36 times our monthly contribution on behalf of the executive under health and welfare plans in which the executive participates.

In the event of a termination by us without cause within 180 days prior to, or 18 months following, a change of control, then the multipliers for the severance benefits described above are increased to 200%. For purposes of Ms. Schaefer and Messrs. Calder and Black’s employment agreements a change of control means the occurrence of any of the following events:

•	Any person or group acquires 30% or more of our stock;

•	The majority of the members of our Board of Directors changes in any two-year period;

•	A merger or sale of our company to another company or any sale or disposition of 50% or more of our assets or business; or

•	A merger or consolidation where our stockholders hold 60% or less of the voting power to vote for members of the Board of Directors of the new entity.

•	Non-renewal of employment agreement by Company. The NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•	Voluntary resignation by the named executive officer. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the NEOs’ employment terminated.

•	Good reason. Termination by the NEO for “good reason” is a termination due to:

•	A material reduction or, after a change of control, any reduction in the NEOs’ base salary or a material reduction in the NEOs’ opportunity to receive any annual bonus and stock option grants;

•	A material reduction in the scope, importance or prestige of the NEOs’ duties, responsibilities or powers at the Company or the NEOs’ reporting relationships within the Company;

•	Transferring the executive’s primary work site from the NEOs’ primary work site on the date the employment agreement was signed;

•	After a change of control, a change in the NEOs’ job title or employee benefit plans, programs and policies; or

•	A material breach or, after a change of control, any breach of the employment agreement.

In the event of one of these termination events for good reason, subject to the Company’s opportunity to cure the good reason, the NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•	Non-renewal of employment agreement by the NEO. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the NEOs’ employment terminated.

Severance payments for Mr. Black are summarized below:

•

By the Company without cause or by the named executive officer for good reason. In the event of a termination by Mr. Black for good reason or by the Company without cause within 180 days prior to, or 18 months following a change of control, Mr. Black would be entitled to receive, in lump sum payments:

•	An amount equal to 200% of his then-current annual base salary and most recently paid annual bonus; and

•	An amount equal to 36 times our monthly contribution on behalf of the NEO under health and welfare plans in which the executive participates.

Severance payments for Messrs. Lombardo and Maupin are summarized below:

•

In the event of a termination of his employment by the Company without cause within 12 months following a change of control, Mr. Lombardo or Mr. Maupin would be entitled to receive in a lump sum payment an amount equal to 100% of his then-current annual base salary. For purposes of Messrs. Lombardo and Maupin’s severance agreements a change in control means the occurrence of any of the following events:

•	A sale or other disposition of all or substantially all of the assets of the Company;

•	A sale or other disposition of more than 50% of the outstanding voting securities of the Company; or

•	The majority of the members of our Board of Directors changes in any two-year period.

Conditions to Receive Payment.

The covenants within the agreements include various non-compete and non-solicitation provisions following a termination event, including the prohibition for a one-year period from:

•	Competing with us within 50 miles of a location where we conduct or are planning to conduct our business;

•	Soliciting or attempting to solicit any customers or potential customers in competition with us; or

•	Hiring or attempting to hire our employees.

In addition, the agreements prohibit the NEOs from using confidential information (meaning any secret, confidential or proprietary information possessed by the Company relating to their businesses) that has not become generally available to the public.

See “Item 8. Additional Information—Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the NEOs in connection with the Offer and completion of the Merger.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

As permitted by Section 102(b)(7) of the DGCL, the Company’s certificate of incorporation contains a provision that eliminates the personal liability of its directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director’s liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (in respect of certain unlawful dividend payments or stock purchases or redemptions); or

•	for a transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. However, a Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit only if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

As permitted by Section 145 of the DGCL, the Company’s bylaws provide that it shall indemnify any and all persons whom the Company has the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL, and the indemnification provided for in the bylaws shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Company may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to its employees and agents similar to those conferred to its directors and officers as described above.

The Company has entered into indemnification agreements with each of its current NEOs and directors to give such NEOs and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

The Company has insurance policies providing for indemnification of its NEOs and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud. The preceding discussion of Sections 102, 145 and 174 of the DGCL and the Company’s certificate of incorporation previously filed with the SEC is not intended to be exhaustive and is qualified by Sections 102, 145 and 174 of the DGCL and the Company’s certificate of incorporation.

Pursuant to the Merger Agreement, Parent, Merger Sub and the Company agreed that, from and after the effective time of the Merger, the Surviving Corporation will indemnify and hold harmless all current and former directors and officers of the Company to the same extent such persons were indemnified as of the execution of the Merger Agreement under applicable law, the Company certificate of incorporation and bylaws, and any indemnification agreements in existence as of the execution of the Merger Agreement with any directors, officers or employees of the Company for a period of not less than six years after the effective time of the Merger. The indemnification agreements and other similar agreements with the Company’s directors and NEOs that survive the Merger will continue in full force and effect in accordance with their terms.

Pursuant to the Merger Agreement, Parent, Merger Sub and the Company agreed that, for six years from and after the effective time of the Merger, the Surviving Corporation will maintain directors’ and officers’ liability insurance with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company’s NEOs’ and officers’ liability insurance in effect on the date of the Merger Agreement.

The foregoing summary of the provisions of the Merger Agreement related to the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Parent.

The Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase entitled “The Merger Agreement and Other Agreements” and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Parent, Merger Sub and Great Wolf Resorts in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or Great Wolf Resorts in Great Wolf Resorts’ public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or Great Wolf Resorts. The representations and warranties contained in the Merger Agreement were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Equity Commitment.

As an inducement to Great Wolf Resorts to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Parent has provided Great Wolf Resorts with a copy of an executed equity commitment letter (the “Equity Commitment Letter”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Equity Commitment Letter, to provide $190 million of equity financing. In certain circumstances, Great Wolf Resorts is a third-party beneficiary of the Equity Commitment Letter. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Forward Purchase Commitment.

As a further inducement to Great Wolf Resorts to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Parent has provided Great Wolf Resorts with a copy of an executed forward purchase commitment letter (the “Forward Purchase Commitment Letter”) pursuant to which Morgan Stanley Senior Funding Inc., UBS Loan Finance LLC and UBS Securities LLC have committed, subject to the conditions of the Forward Purchase Commitment Letter, to (i) purchase any 10.875% First Mortgage Notes due 2017 (the “First Mortgage Notes”) issued by certain subsidiaries of the Company, tendered and purchased by K-9 Investors pursuant to a Change of Control Offer (as defined herein) made by K-9 Investors to holders of the First Mortgage Notes and (ii) provide a new $10 million senior secured revolving credit facility, which facility will not be drawn to fund the Change of Control Offer (as defined herein). The summary of the Forward Purchase Cash Commitment Letter in Section 10 (Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent — Change of Control Offer) of the Offer to Purchase is incorporated herein by reference. Parent and Offeror may terminate the Merger Agreement in certain circumstances related to the availability of funds for repurchase of the First Mortgage Notes pursuant to the Forward Purchase Commitment Letter. The foregoing summary of the Forward Purchase Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Forward Purchase Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Limited Guarantee.

In addition to the Equity Commitment Letter and the Forward Purchase Commitment Letter, the Apollo Funds have provided Great Wolf Resorts with a limited guarantee (the “Limited Guarantee”) in favor of Great Wolf Resorts guaranteeing the payment of up to $20 million for (x) any reverse termination fee payable by Parent, (y) indemnification obligations owing to Great Wolf Resorts and its subsidiaries in connection with the arrangement of financing by Parent or the Offeror in connection with the transactions contemplated by the Merger Agreement and (z) damages resulting from a willful and material breach of the Merger Agreement or fraud to the extent such damages survive termination of the Merger Agreement, in each case pursuant to the terms of the Merger Agreement. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions and is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Rights Plan.

In connection with Great Wolf Resorts’ execution of the Merger Agreement, Great Wolf Resorts and Registrar and Transfer Company, as rights agent (the “Rights Agent”), entered into a Rights Agreement, dated as of March 12, 2012 (the “Rights Agreement”). The Rights Agreement requires the Company to issue Rights to holders of Common Shares. Following certain events, the Rights will generally entitle their holders the opportunity to purchase, at the exercise price of the Right, such number of Common Shares having a current value of twice the exercise price of the Right, or, if the Company is acquired in a merger or other business combination transaction, the Rights would generally entitle their holders the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right. However, these Rights will cease to be exercisable prior to the earlier of (x) the Business Day immediately prior to the first anniversary of the Rights Agreement and (y) immediately prior to the earlier of the Acceptance Time or the effective time of the Merger, in each case, unless previously redeemed or exchanged. The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Confidentiality Agreement.

On June 27, 2011, the Company and Apollo Management executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Apollo Management agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, for a period of one year from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating and implementing a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives on a “need to know” basis or as may be required by law. Under the Confidentiality Agreement, Apollo Management also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of one year from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Apollo Management would not solicit the Company’s employees.

Representation on the Board of Directors.

If the Offeror accepts Common Shares for payment pursuant to the Offer, the Merger Agreement provides that Parent will become entitled to designate at least a majority of the members of the Board of Directors (and each committee of the Board of Directors, each board of directors of a subsidiary of the Company, and each committee of each such board). In such case, the Company has agreed to cause Parent’s designees to be elected or appointed to the Board of Directors in such number as is proportionate to the aggregate beneficial ownership of Common Shares by Parent, the Offeror and their affiliates (including Common Shares accepted for payment pursuant to the Offer). The Company is obligated to take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, including increasing the size of its Board of Directors, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with our designees. Notwithstanding the foregoing, following the appointment of Parent’s designees and until the effective time of the Merger, the Company will cause the Board of Directors to maintain at least three directors who are currently directors of the Company, are not officers of the Company and who are independent for purposes of Rule 10A-3 under the Exchange Act.

Pursuant to the Merger Agreement, after the election or appointment of Parent’s designees, the approval of a majority (or in the case where there are two or fewer, all) of such independent directors will be required in order to (i) amend, modify or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations or other acts of Parent or the Offeror under the Merger Agreement or (iii) waive any condition to the Company’s obligations under the Merger Agreement or any of the Company’s rights under the Merger Agreement, (iv) amend the Company’s certificate of incorporation or bylaws in a manner that adversely affects or would reasonably be expected to adversely affect the stockholders of the Company, (v) take certain actions in favor of an alternative acquisition proposal or otherwise modify the Company Board Recommendation (as defined in the Merger Agreement), or (vi) cause the Company to take any other action in connection with the Merger, which adversely affects or would reasonably be expected to adversely affect the stockholders of the Company. The foregoing summary of the provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Change of Control Offer.

The consummation of the Offer would constitute a “Change of Control” as defined in the indenture (the “Indenture”), dated as of April 7, 2010, as amended to date, governing the First Mortgage Notes issued by GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp., which are direct or indirect wholly-owned subsidiaries of the Company, and which First Mortgage Notes are guaranteed by the Company. The Indenture provides that if a “Change of Control” occurs, the holders of the First Mortgage Notes will have the right to require the issuers of the First Mortgage Notes to make a “Change of Control Offer” (as defined in the Indenture) to each holder of the First Mortgage Notes; provided, however, that either the issuers of the First Mortgage Notes or a third party may make a “Change of Control Offer” prior to the consummation of a “Change of Control,” which offer may be conditioned upon the consummation of a “Change of Control.” As a result, K-9 Investors separately is offering (the “Change of Control Offer”) to purchase for cash all of the outstanding First Mortgage Notes at a price equal to 101% of the principal amount of the First Mortgage Notes, plus accrued and unpaid interest on such tendered First Mortgage Notes to the payment date, pursuant to the terms of the Indenture, in contemplation of, and conditioned upon, the consummation of a “Change of Control” in connection with the Offer. The initial scheduled expiration time for the Change of Control Offer is 9:00 a.m. New York City time, on April 13, 2012. The Change of Control Offer is not being made pursuant to this Schedule 14D-9 or pursuant to the Schedule To.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation.

At a meeting held on March 12, 2012, the Strategic Review Committee of the Board of Directors (the “Strategic Review Committee”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Common Shares (including Restricted Shares) and recommended that (i) the Board of Directors approve and declare advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, (ii) the Board of Directors declare that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, (iii) the Board of Directors direct that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company if required by law to consummate the Merger, and (iv) the Board of Directors resolve and agree to recommend to the stockholders of the Company that they accept the Offer, tender their Common Shares (including Restricted Shares) into the Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby including the Merger and the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

After considering the unanimous recommendations of the Strategic Review Committee and other factors, the Board of Directors unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company if required by law to consummate the Merger, and (iv) resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their Common Shares (including Restricted Shares) into the Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby including the Merger and the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board of Directors unanimously recommends that holders of Common Shares (including Restricted Shares) accept the Offer and tender their Common Shares (including Restricted Shares) in the Offer.

A copy of the press release announcing the Company’s entering into the Merger Agreement is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference.

(b)	Background of the Transaction.

Background of the Merger

From time to time, the Company’s Board of Directors and senior management have evaluated strategic alternatives relating to the Company’s business, including joint-venture investments and a license-brand business model as well as selective dispositions of ownership interests, mergers and acquisitions, stock repurchases, dividends, debt refinancing and other potential strategic transactions, each with a view towards maximizing stockholder value.

In connection with its ongoing evaluation of strategic alternatives relating to the Company, the Company’s Board of Directors has consulted with the Company’s senior management regarding the Company’s operational and financial performance, discussed the strategic direction of the Company and evaluated various options for growth.

During the challenging economic environment prevailing since 2008, the Company has focused on strategies to improve its financial and operational performance, and has undertaken reviews of its operations in an effort to lower its cost structure, improve efficiency, maximize total resort revenues and extend and/or refinance near-term debt maturities. The Company has also explored avenues for growth, including developing additional indoor waterpark resorts in conjunction with joint-venture partners and licensing its intellectual property and offering its management services to third parties.

In January 2011, representatives of the Company held several meetings with private equity groups and hospitality brands at the American Lodging Investment Summit. Subsequently, representatives of the Company were approached by various private equity groups as well as strategic buyers expressing interest in a potential transaction. Between January 2011 and June 2011, the Company entered into five confidentiality agreements with strategic and financial parties interested in pursuing a transaction with the Company.

On May 16, 2011, the Company entered into a confidentiality agreement with Party A.

On May 25, 2011, the Company entered into a confidentiality agreement with Party B.

On May 26, 2011, the Company entered into a confidentiality agreement with Party C.

In early June 2011, representatives of Nomura Securities North America, LLC introduced representatives of Apollo Management VII, L.P., “Apollo Management”) an affiliate of Apollo Investment Fund VII, L.P. and private equity sponsor of Parent and Merger Sub (collectively, the “Apollo Parties”) to senior management of the Company. Following this meeting, on June 14, 2011, the Apollo Parties and the Company entered into a mutual confidentiality agreement.

On June 16, 2011, the Company entered into a confidentiality agreement with Party D.

Also in June 2011, a representative of Party F contacted a member of the Board of Directors expressing interest in a potential transaction with the Company, which conversation was reported to Joseph Vittoria, the Chairman of the Board of Directors, and Kimberly Schaefer, the Company’s Chief Executive Officer.

Given the inquiries and considerations referred to above, beginning in early June 2011 the Board of Directors began a more formal process to explore strategic alternatives for the Company. On June 22, 2011, the Board of Directors held a telephonic meeting that was also attended by James Calder, the Company’s Chief Financial Officer. Representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) joined the meeting telephonically. During that meeting, the Board of Directors discussed the Company’s strategic planning, growth prospects and other alternatives. A representative of Paul, Weiss also advised the Board of Directors regarding its fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. In addition, the representatives of Paul, Weiss discussed with the Board of Directors the Company’s defensive profile, the purpose of stockholder rights plans and the legal standards that govern their adoption and implementation. During the meeting the directors also discussed with Paul, Weiss the formation of a special committee consisting of only independent directors (i.e., members of the Board of Directors other than the Company’s Chief Executive Officer) to evaluate the Company’s strategic alternatives and to retain a financial advisor who would represent the Company in connection with the evaluation and pursuit of such strategic alternatives. The Board of Directors considered that forming a special committee to evaluate any potential transactions may be advisable for administrative ease and to avoid any actual or potential conflicts of interest in circumstances where a potential buyer of the Company expressed a desire to retain or not to retain the members of the Company’s management, including Ms. Schaefer. Following discussion of these matters and at the conclusion of the meeting, the Board of Directors agreed that the Company was not “for sale,” but nevertheless agreed to form a strategic review committee to continue to explore and evaluate the Company’s strategic alternatives. The Board of Directors also determined to continue to educate itself on the implications of adopting a stockholder rights plan and to evaluate whether the Company should adopt such a plan. The Board of Directors also instructed the representatives of Paul, Weiss to review the five confidentiality agreements previously entered into with potential bidders and to negotiate amendments to such agreements as appropriate given the Company’s defensive profile.

On June 27, 2011, the Company entered into a confidentiality agreement, containing a standstill provision, with the Apollo Parties that superseded the mutual confidentiality agreement, dated June 14, 2011.

On June 28, 2011, the Company, entered into an amendment to the confidentiality agreement previously entered into with Party D to add provisions related to a standstill and other restrictive covenants.

On June 30, 2011, all of the members of the Board of Directors executed a written consent providing for the formation of a strategic review committee (the “Strategic Review Committee”) consisting of Elan Blutinger, Howard Silver and Mr. Vittoria, with Mr. Silver acting as chair of the Strategic Review Committee, to explore the possibility of a potential strategic transaction involving a sale of all or a substantial portion of the Company’s capital stock or assets, to negotiate and make recommendations to the Board of Directors with respect to any such transaction and to consider alternatives to any such transaction.

Following a process of identifying potential financial advisors, the Strategic Review Committee, with the participation of Ms. Schaefer and Mr. Calder, interviewed three investment banking firms at the offices of Paul, Weiss on July 5, 2011, including Deutsche Bank Securities Inc. (“Deutsche Bank”), and recommended to the Board of Directors that Deutsche Bank be retained to serve as financial advisor to the Company based on its experience in merger and acquisition transactions, including its approach to the diligence and transaction evaluation process, and other relevant factors. The Board of Directors approved the engagement of Deutsche Bank as the Company’s financial advisor at a regularly scheduled meeting held on July 11, 2011.

On July 5, 2011, representatives of the Apollo Parties had an initial face-to-face dinner meeting with Ms. Schaefer and Mr. Calder in New York City.

On or about July 14, 2011, a representative of Deutsche Bank discussed with a representative of Party E its level of interest in pursuing a potential transaction. The representative of Party E indicated that Party E, which typically managed hotels but did not own them, would not be willing to submit a proposal unless it was able to prepare a joint-bid with Party F, an investor that typically owned hotel properties but did not manage them.

On July 18, 2011, the Strategic Review Committee held a telephonic meeting attended by representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee discussed, among other things, the parties with whom the Company had negotiated confidentiality agreements or was in the process of negotiating confidentiality agreements and whether the Company should adopt a stockholder rights plan. The Strategic Review Committee also discussed Party E’s request to investigate a potential transaction, and potentially submit a joint-bid with, Party F. Following the discussion, the Strategic Review Committee determined not to recommend to the Board of Directors at that time that the Company adopt a stockholder rights plan. Later on July 18, 2011, after Party E clarified to Deutsche Bank the nature of its proposed partnership with Party F, the Strategic Review Committee approved the Company’s entry into a confidentiality agreement with each of Party E and Party F pursuant to which each would be permitted to investigate and prepare a joint-bid in connection with a transaction involving the Company.

On July 27, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder, representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee discussed Deutsche Bank’s preliminary financial analysis regarding various strategic alternatives, including a sale of the Company, potential parties with whom to engage with respect to a potential transaction and whether it was advisable to begin a formal process to obtain indications of interest relating to a potential sale of the Company. Following the discussion, the Strategic Review Committee authorized Deutsche Bank to begin a formal process and contact certain potential bidders to assess their level of interest. After the Deutsche Bank representatives left the meeting, the Strategic Review Committee further discussed the Company’s prospects as an Adjusted Stand-Alone business.

Beginning on July 27, 2011, representatives of Deutsche Bank contacted approximately 38 potential bidders, including strategic and financial parties. Deutsche Bank distributed confidentiality agreements to approximately 33 parties that expressed potential interest in a strategic transaction with the Company. Between July 27, 2011 and December 23, 2011, the Company entered into confidentiality agreements with 11 parties and, upon execution thereof, Deutsche Bank provided each of those parties with a confidential information memorandum describing the Company.

On July 27, 2011, the Company entered into a confidentiality agreement with Party E and Party F.

On July 28, 2011, the Company entered into an amendment to the confidentiality agreement previously entered into with Party B to add provisions related to a standstill and other restrictive covenants.

On August 4, 2011, the Company entered into a confidentiality agreement, containing a standstill provision, with the Party C that superseded the confidentiality agreement entered into with Party C on May 26, 2011.

On August 12, 2011, the Company entered into confidentiality agreements with each of Party H and Party I.

On August 15, 2011, the Company entered into a confidentiality agreement with Party G.

On August 24, 2011, the Company entered into a confidentiality agreement with Party J.

During August 2011, Deutsche Bank and Paul, Weiss assisted the Company’s management team in gathering due diligence materials to be made available to potential bidders. Also during August, Deutsche Bank delivered certain non-public information concerning the Company’s indebtedness and internal financial forecasts to bidders who had entered into confidentiality agreements with the Company.

On September 12, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank summarized its communications with potential counterparties since the July 27, 2011 meeting and the indications of interest received from the Apollo Parties, Party C, Party J, Party G and Party E and Party F as joint bidders. Preliminary indications of interest for an acquisition of the entire Company included a range of $4.00 to $5.00 per share, with the Apollo Parties indicating a range of $4.00 to $4.50 per share. The Strategic Review Committee then discussed whether to authorize further discussions with any of the parties that had submitted indications of interest, including inviting any such parties to conduct second round due diligence, and the potential benefits and risks of engaging additional potential transaction counterparties. After Deutsche Bank and the members of management left the meeting, the Strategic Review Committee continued its discussion, at the conclusion of which it determined to authorize Deutsche Bank to invite the Apollo Parties, Party C, Party J, Party E and Party F to conduct second round due diligence and further determined to authorize Deutsche Bank to contact additional parties to evaluate their interest in a potential acquisition of the Company.

On September 21, 2011, an electronic dataroom was opened to allow such bidders to conduct a due diligence investigation with respect to the Company.

On September 30, 2011, the Company entered into a confidentiality agreements with each of Party K and Party O.

On October 6, 2011, the Company entered into a confidentiality agreement with Party L.

Beginning on October 7, 2011 and continuing through the month of October, the Apollo Parties and Akin Gump Strauss Hauer & Feld LLP, counsel to the Apollo Parties (“Akin Gump”), had numerous telephone calls with Deutsche Bank and Paul, Weiss to discuss the Company’s capital structure, including the provisions of the Company’s first lien mortgage notes (the “First Lien Mortgage Notes”) requiring the Company to make an offer to repurchase the First Lien Mortgage Notes upon a change of control (a “Change of Control Offer”).

Between October 13, 2011 and December 14, 2011, the Company’s senior management gave management presentations to, and/or held due diligence discussions with, five bidders including the Apollo Parties. During the management presentations, the Company’s senior management also discussed plans to amend, extend and/or seek waivers with respect to (a) the construction loan secured by the resort operated by the Company in Grand Mound, Washington (the “Grand Mound Loan”); (b) the loan secured by the Company’s resort in Concord, North Carolina, (the “Concord Loan”), which is held equally by Credit Agricole Corporate and Investment Bank (“Credit Agricole”) and Deutsche Bank Trust Company Americas (“DB” and together with Credit Agricole, the “Concord Lenders”); and (c) the Company’s Junior Subordinated Debentures Due 2017 and the associated floating rate capital securities (the “Trust Preferred Securities”) issued by Great Wolf Capital Trust III, an affiliated Delaware trust of the Company.

On October 18, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank reported on the status of the strategic review process and the progress of various potential bidders in evaluating a potential transaction. Following the report, the Strategic Review Committee discussed with its advisors, among other things, potential next steps for the strategic transaction process, including the distribution of process letters and a proposed merger agreement to bidders.

On October 31, 2011, a representative of Deutsche Bank discussed with a representative of Party B the status of its due diligence investigation. The representative of Party B indicated that Party B, which typically managed hospitality properties but did not own them, would not be willing to submit a proposal unless it was able to prepare a joint-bid with another investor. Based on this request, on November 2, 2011, the Company entered into an amendment to the confidentiality agreement previously entered into with Party B, which amendment permitted Party B to prepare a joint-bid with Party M. On November 10, 2011, the Company entered into a third amendment to the confidentiality agreement previously entered into with Party B, which amendment permitted Party B to share confidential information with a potential financing source. On November 22, 2011, the Company entered into a separate confidentiality agreement with Party M.

On November 9, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank, during which a representative of Deutsche Bank reported on the status of discussions with the parties contacted by Deutsche Bank and the status of the due diligence investigations being carried out by the Apollo Parties, Party B, Party J, Party G, Party E and Party F. During the report, Deutsche Bank noted, among other things, concerns raised by the Apollo Parties, Party J and Party G regarding the potential costs and debt maturities associated with the Company’s complex capital structure upon a change in control. The Strategic Review Committee also discussed the manner in which to bring the sale process to a conclusion, considering, among other factors, the number of potential bidders contacted by Deutsche Bank and the amount of time required by the Apollo Parties, Party B, Party J, Party G, Party E and Party F to conclude their respective due diligence investigations. Following the discussion, the Strategic Review Committee instructed Deutsche Bank to send a process letter to the Apollo Parties, Party C, Party J, Party G, Party E and Party F requesting the submission of final bids by November 30, 2011.

On November 15, 2011, second-round process letters were sent to the bidders that remained interested in the transaction, including the Apollo Parties, inviting each such party to submit a bid, or in certain cases a revised bid, for a potential transaction with the Company. The second-round process letters instructed that bid proposals were to be submitted by November 30, 2011. The next day, on November 16, 2011, a draft merger agreement prepared by Paul, Weiss was provided to the bidders that received second-round process letters.

On November 15, 2011, the Company entered into a confidentiality agreement with Party N.

On December 1, 2011, Party N sent the Company a non-binding proposal to acquire the Company for $5.00 per share in cash subject to, among other things, confirmatory due diligence, securing replacement financing with respect to the First Lien Mortgage Notes and the outcome of discussions with potential strategic partners.

On December 7, 2011, Party J sent the Company a non-binding proposal to acquire the Company for $4.00 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On December 9, 2011, the Apollo Parties sent the Company a non-binding proposal to acquire the Company for $4.65 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents. In its non-binding indication of interest, the Apollo Parties also provided a framework for addressing and minimizing the costs and debt maturities associated with the Company’s capital structure upon a change of control. Specifically, the proposal contemplated the Apollo Parties securing financing to back-stop a Change of Control Offer, which financing was described in a highly confident letter from Morgan Stanley & Co. LLC addressed to Apollo Management L.P. The Apollo Parties also indicated that they would require certain modifications to other portions of the Company’s debt (the “Pre-Signing Debt Modifications”), including a refinancing or extension of the Grand Mound Loan, waiver of the change of control rights under, and extension of the maturity of the Concord Loan and a waiver of the change of control rights under the Trust Preferred Securities, in each case before entering into a purchase agreement for the Company.

Other than Party N, Party J and the Apollo Parties, no other party that received a second-round process letters submitted a proposal with respect to a transaction.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party M who indicated that while Party M was interested in pursuing a transaction, it was still looking for an appropriate partner to manage the Company’s hotel properties and was not in a position to make an acquisition proposal.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party B who indicated that while Party B was interested in pursuing a transaction, it was currently occupied with a different transaction but would consider returning to the process at a later time.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party G who indicated that while Party G was interested in pursuing a transaction, the debt assumption and refinancing costs associated with the Company’s capital structure were too high and it would not be pursuing a transaction at that time.

On December 12, 2011, the Strategic Review Committee held an in-person meeting attended by the Board of Directors, Timothy Black, Executive Vice President Operations of the Company, Mr. Calder, Alexander Lombardo, Treasurer of the Company and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank reviewed with the Strategic Review Committee the current status of the sale process, the indications of interest received from the Apollo Parties, Party J and Party N as of December 9, 2011 and its discussions with Party C, Party G and Party M regarding their interest in continuing to pursue a potential transaction with the Company. The Strategic Review Committee then discussed with its advisors the Apollo Parties’ request for exclusive dealing and whether the Company should attempt to condition any grant of exclusivity on (i) the Apollo Parties agreeing to raise their offer above $4.65 per share and (ii) permitting the Company to continue to provide due diligence access to (but not negotiate with) other potential bidders. A representative of Paul, Weiss then reviewed with the Strategic Review Committee an analysis of the Apollo Parties’ proposed conditions regarding the Company’s capital structure and the actions the Company would have to take in order to satisfy such conditions. Specifically, the Apollo Parties proposed that the Company (a) refinance the Grand Mound Loan prior to signing definitive transaction documents, (b) secure a waiver of the change of control provision in the Concord Loan and secure an extension of the maturity of the Concord Loan prior to the closing of the proposed transaction and (c) secure a waiver of the change of control provision under the Trust Preferred Securities prior to signing definitive transaction documents. Following the discussion and after considering, among other things, the impact of entering into an exclusivity agreement on the competitive dynamic of the sale process, the Strategic Review Committee determined that it was prepared to grant exclusivity to the Apollo Parties, subject to negotiating an acceptable agreement and any further developments with Party N. The Strategic Review Committee also directed Deutsche Bank to attempt to secure an increase in price and flexibility for continuing diligence on the part of other bidders.

On December 15, 2011, the Company publicly announced its preliminary Adjusted EBITDA results for the full year and fourth quarter 2011 and provided preliminary 2012 earnings guidance. The Company’s internal financial forecasts provided to bidders were also updated to reflect such updated earnings guidance and were posted to the dataroom in early December.

Following discussions between representatives of Deutsche Bank and Party J regarding the terms of Party J’s offer, on December 16, 2011, Party J sent the Company a revised offer letter proposing to pay $5.00 per share to acquire the Company (a $1.00 increase over the prior week’s bid), subject to the terms and conditions contained in the non-binding indication of interest submitted to the Company on December 9, 2011. Party J’s proposal was also conditioned upon the holders of the Company’s Concord Loan and Trust Preferred Securities consenting to such instruments remaining outstanding after completion of the proposed transaction and the holders of the First Lien Mortgage Notes not exercising their right under the First Lien Mortgage Notes to have the Company repurchase their notes upon a change of control.

On December 17, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Deutsche Bank provided an overview of the non-binding indications of interest received from the Apollo Parties and Party J and provided an update on the status of the other potential bidders. Following the update, the Strategic Review Committee discussed with its advisors, among other things, the relative deal certainty associated with each bidder, the relative amount of due diligence work of each bidder and the perceived firmness of the indicative bid prices, the likelihood the Apollo Parties would increase their offer price and the inability of Party J or Party N so far to obtain financing similar to that contemplated to be arranged by the Apollo Parties with respect to the First Lien Mortgage Notes. The Strategic Review Committee then turned to the exclusivity letter proposed by the Apollo Parties and discussed with its advisors which bidder was most likely to consummate a transaction and whether entering into the exclusivity agreement would cause Party J or Party N to walk away from a proposed transaction with the Company. At the request of the Strategic Review Committee, a representative of Paul, Weiss described the fiduciary duties applicable in a sale transaction. Following further discussion, the Strategic Review Committee instructed Deutsche Bank to (i) contact Party J to determine the strength of its commitment to purchase the Company for $5.00 per share and whether it could arrange financing similar to the financing being arranged by the Apollo Parties with respect to the First Lien Mortgage Notes and (ii) contact the Apollo Parties to determine whether they would be willing to increase their proposed offer price in advance of the Company entering into an exclusivity agreement.

On December 17, 2011, representatives of Deutsche Bank spoke with representatives of the Apollo Parties and notified the Apollo Parties that the Strategic Review Committee was not prepared to grant the Apollo Parties exclusivity unless the Apollo Parties increased their offer price. Following these discussions, on December 19, 2011, the Apollo Parties sent the Company a letter proposing to pay $4.85 per share to acquire the Company, subject to the terms and conditions contained in the non-binding indication of interest submitted to the Company on December 9, 2011. Separately, a senior representative of the Apollo Parties communicated to representatives of Deutsche Bank that the Apollo Parties might be willing to raise their offer price following further due diligence and negotiation of definitive transaction documents.

On December 19, 2011, Party N sent the Company a non-binding proposal to acquire the Company for $5.05 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On December 20, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee reviewed the bids received from Party J, Party N and the Apollo Parties. After discussions with its advisors, the Strategic Review Committee discussed that (i) although Party N was indicating interest at the highest price per share, it did not have the capital or track record of Party J or the Apollo Parties and had not yet raised sufficient equity capital from potential co-investors to complete the proposed transaction and was accordingly less likely to consummate a transaction, (ii) although Party J was indicating interest at a higher price per share than the Apollo Parties, the Apollo Parties were more likely to consummate a transaction because, unlike Party J whose proposal assumed that the holders of the First Lien Mortgage Notes would not require the Company to repurchase their notes in connection with a Change of Control Offer, the Apollo Parties had arranged financing to back-stop a Change of Control Offer for the First Lien Mortgage Notes and were not conditioning the transaction on the waiver of such repurchase rights by holders of the First Lien Mortgage Notes and (iii) the relative softness of indicative bid prices by Party J and Party N based on due diligence conducted to date as compared to that conducted by the Apollo Parties. After Deutsche Bank left the meeting, a representative of Paul, Weiss reviewed with the Strategic Review Committee its fiduciary duties and legal obligations to the Company and its stockholders. The Strategic Review Committee then instructed Ms. Schaefer to execute the exclusivity agreement presented to the Strategic Review Committee prior to the meeting.

On December 20, 2011, the Company entered into an exclusivity agreement with Apollo Management (the “Exclusivity Agreement”) in which the Company agreed to negotiate exclusively with the Apollo Parties for a period of 15 days. After the initial 15-day exclusivity period, if the Apollo Parties reconfirmed their interest in pursuing a transaction at the same purchase price indicated in their letter dated December 19, 2011, the exclusivity period would be extended automatically for another 15 days.

On December 21, 2011, representatives of Akin Gump met telephonically with representatives of Paul, Weiss during which the representatives of Akin Gump discussed various transaction issues, including requests by the Apollo Parties that (i) the Company adopt a stockholder rights plan concurrently with executing definitive transaction documents, (ii) the transaction be structured as a two-step tender offer (including a so called “top-up option”) and (iii) concurrently with the execution of definitive transaction documents, the Company sell to the Apollo Parties preferred shares of the Company convertible into 19.9% of the outstanding common equity of the Company as a method of added deal protection.

On December 23, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Paul, Weiss reported on its discussions with Akin Gump. Following the discussion, the Strategic Review Committee directed Paul, Weiss to advise Akin Gump that the Company had refused the request to sell preferred shares to the Apollo Parties. The Strategic Review Committee also authorized engagement of special Delaware counsel to assist in negotiations.

In calls during the last week of December, representatives of the Company, the Apollo Parties, Deutsche Bank and Paul, Weiss discussed the strategy for obtaining the Pre-Signing Debt Modifications as well as the Apollo Parties’ proposed consent solicitation for the First Lien Mortgage Notes. Deutsche Bank confirmed on these calls that it expected DB, as a Concord Lender, to receive internal approvals for the Pre-Signing Debt Modifications contemplated in respect of the Concord Loan, subject to the consent of Credit Agricole, the other Concord Lender.

On December 27, 2011, the Strategic Review Committee formally engaged Young, Conaway, Stargatt & Taylor, LLP (“Young Conaway”) as its special Delaware counsel.

From December 30, 2011 to January 9, 2012, representatives of the Apollo Parties conducted site visits to eight of the Company’s properties with engineering and real estate consultants.

On January 3, 2012, Akin Gump sent to Paul, Weiss a mark-up of the draft merger agreement provided to the potential bidders in November 2011. The mark-up included, among other things, a two-step tender offer and merger (with a “top-up option”) and a requirement for the Company to enter into a stockholder rights plan in connection with the execution of definitive transaction documents as well as a $30 million termination fee payable by the Company if the transaction were abandoned in favor of a superior proposal.

On January 4, 2012, the Apollo Parties sent a written reconfirmation notice of the purchase price to extend its exclusivity period with the Company for another 15 days, pursuant to the Exclusivity Agreement.

On January 5, 2012, Akin Gump sent a draft term sheet of the Company’s stockholder rights plan to Paul Weiss. Under the stockholder rights plan, the Company would be required to issue rights to the Company’s stockholders that upon certain triggering events related to certain acquisitions of 10% or more of the outstanding shares of common stock of the Company by any person (and certain related parties) without the Board of Director’s prior approval would represent the right to purchase shares of the Company’s common stock at a purchase price equal to one-half of the average of the daily closing prices per share of the Company’s common stock for the 30 consecutive trading days immediately prior to the date of purchase.

Between January 3, 2012 and March 12, 2012, the Strategic Review Committee, Deutsche Bank and Paul, Weiss engaged in negotiations and traded draft documents with the Apollo Parties and Akin Gump regarding the terms of the proposed transaction, including, among other things, negotiations regarding the conditionality of the Apollo Parties’ proposal, the terms of the proposed tender offer, the terms of the Apollo Parties’ financing obligations in light of the proposed financing structure (which contemplated a combination of equity financing and assumption of the Company’s debt and modifications of the terms of a portion of the Company’s debt), the Company’s limited remedies against the Apollo Parties if they breached their obligations, the size and scope of the termination fee and the requirement for the Company to enter into a stockholder rights plan in connection with the execution of definitive transaction documents. Throughout this period, Paul, Weiss consulted with Young Conaway on Delaware law matters relating to the merger agreement and the proposed transaction.

Between January 3, 2012 and March 12, 2012, the Company, Deutsche Bank and the Apollo Parties engaged with the Company’s lenders and financing counterparties in an attempt to obtain the Pre-Signing Debt Modifications. In addition, during this period, the Company, in consultation with the Apollo Parties, explored third-party refinancing of the Grand Mound Loan.

On January 7, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Deutsche Bank reviewed the status of discussions with the holders of the Grand Mound Loan, the Concord Loan and the Trust Preferred Securities and the slower than expected progress towards obtaining the Pre-Signing Debt Modifications. Ms. Schaefer reported particular disappointment with the terms received from the holders of the Grand Mound Loan and the delays expected as a result of tribal and community bank approvals needed. A representative of Paul, Weiss also gave a summary of the legal issues relating to the then-current drafts of the merger agreements and ancillary agreements.

On January 19, 2012, the Strategic Review Committee held a telephonic meeting attended by Mr. Calder, Ms. Schaefer and representatives of Paul, Weiss, Deutsche Bank and Young Conaway, during which Deutsche Bank reported on the status of the Company’s attempts to obtain the Pre-Signing Debt Modifications, including a discussion of the timing and process surrounding those efforts. The Strategic Review Committee then discussed the advisability of extending its exclusivity agreement with the Apollo Parties for an additional 30 days in light of the delays caused by the slower than expected progress in securing the Pre-Signing Debt Modifications, particularly with respect to the Grand Mound Loan refinancing. After considering, among other things, whether the Apollo Parties would walk away from a potential transaction if the Company did not extend the Exclusivity Agreement and the likelihood the Apollo Parties would be in a position to execute definitive transaction documents, including being in a position to refinance or assume the risk of refinancing the Grand Mound Mortgage Loan, at the expiration of such period, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days, which could be extended for an additional 15 days, upon the Apollo Parties confirming the purchase price in writing to the Company. On January 23, 2012, the Company executed the proposed extension to the Exclusivity Agreement, effective as of January 19, 2012.

On February 1, the Company indicated to the Apollo Parties that it wanted to focus its efforts on the Grand Mound Loan refinancing and temporarily suspend further work by counsel and management of the draft merger agreement.

On February 3, 2012, the Apollo Parties sent a written reconfirmation notice of the purchase price to extend its exclusivity period with the Company for another 15 days, in accordance with the extension of the Exclusivity Agreement entered into on January 19, 2012.

On February 10, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder and representatives of Paul, Weiss, Deutsche Bank and Young Conaway, during which the Strategic Review Committee discussed with its advisors the status of discussions to obtain the Pre-Signing Debt Modifications, including the continuing delays with respect to the Grand Mound Loan, the Credit Agricole internal credit approval process with respect to the Concord Loan and potential delays and structuring alternatives in dealing with the collateral manager for the holder of the Trust Preferred Securities. The Strategic Review Committee also discussed the possibility that the exclusivity period under the Exclusivity Agreement would expire prior to securing the Pre-Signing Debt Modifications and the likelihood the Apollo Parties would execute definitive transaction documents and assume the risk of completing any or all of the Pre-Signing Debt Modifications at the expiration of the exclusivity period. After a representative of Paul, Weiss gave a summary of the legal issues relating to the then-current drafts of the merger agreements and ancillary agreements, the Strategic Review Committee determined to continue negotiations with the Apollo Parties.

On February 16, 2012, a representative of the Apollo Parties and a representative of Deutsche Bank discussed that, assuming discussions with the holders of the Concord Loan and the Junior Debentures Due 2017 were satisfactorily concluded during the week of February 27, 2012, and assuming that the Company granted the Apollo Parties an extension to the Exclusivity Agreement for an additional 15 days (with an option to extend for an additional 15 days if the Apollo Parties reconfirmed price), the Apollo Parties were prepared to assume the risk of completing the Grand Mound Loan refinancing and execute definitive transaction documents during that same week.

On February 18, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the holders of the Concord Loan and the holder of the Trust Preferred Securities and their recent discussions with the Apollo Parties, noting that the Apollo Parties appeared unwilling to raise their offer price because of the potential costs, uncertainty and risk the Apollo Parties believed they would be exposed to by waiving their pre-signing condition related to refinancing the Grand Mound Loan. Management also reported on the upcoming earnings call and the Strategic Review Committee discussed the potential impact of the same on the proposed transactions. A representative of Paul, Weiss also gave a summary of the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, including the provisions related to termination fees, expense reimbursement and financing as well as the Apollo Parties’ proposal that the Company adopt a stockholder rights plan. The Strategic Review Committee then considered whether the Apollo Parties would increase their offer price if the Company accepted some combination of the Apollo Parties’ proposals with respect to the merger agreement. At the request of the committee, a representative of Young Conaway advised Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its shareholders in considering a potential sale of the Company. At the conclusion of the meeting, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days (without an additional 15-day option) and directed Deutsche Bank and Paul, Weiss to continue to attempt to secure an increase in the Apollo Parties’ offer price.

Later on February 18, 2012, the Company entered into an amendment to the Exclusivity Agreement to extend the exclusivity period for an additional 15 days. During this time, representatives from Deutsche Bank and Paul, Weiss engaged in negotiations with the Apollo Parties and representatives from Akin Gump regarding the terms of the proposed transaction.

On February 20, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, William Robinson, the Company’s General Counsel, and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan and with the holder of the Trust Preferred Securities and when the Company could expect the Pre-Signing Debt Modifications to be in place. A representative of Deutsche Bank also reported on their recent discussions with the Apollo Parties, noting that the Apollo Parties remained unwilling to increase their offer price because of the potential costs, uncertainty and risk the Apollo Parties believed they would be exposed to by waiving their pre-signing condition related to refinancing the Grand Mound Loan. A representative of Paul, Weiss then gave a summary of the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, including the provisions related to termination fees and deal protection, expense reimbursement and financing as well as the Apollo Parties’ continuing insistence that the Company adopt a stockholder rights plan. The Strategic Review Committee then discussed with its advisors which of the Apollo Parties’ requests with respect to the merger agreement were advisable and whether any could be used to bargain for an increase in the then current offer price. At the request of the Strategic Review Committee, a representative of Young Conaway advised Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its shareholders in considering a potential sale of the Company. A representative of Deutsche Bank discussed with the Strategic Review Committee the assumptions contained in the financial projections prepared by the Company’s management with respect to the preparation of its fairness opinion and whether certain assumptions related to future growth continued to be supportable. Following the discussion, the Strategic Review Committee directed Deutsche Bank and Paul, Weiss to continue their discussions with the Apollo Parties and to attempt to secure an increase in their offer price in exchange for some combination of the Apollo Parties’ requests with respect to the merger agreement.

On February 21, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the holders of the Concord Loan and the holder of the Trust Preferred Securities and advised the Strategic Review Committee that it did not expect the waivers and extensions applicable to the Apollo Parties’ pre-signing conditions to be in place until at least February 22, 2012 and possibly later. A representative of Paul, Weiss also reported to the Strategic Review Committee of the risks that would be assumed by the Company in connection with the then current drafts of the agreements governing such waivers and extensions and other aspects of the financing structure the Apollo Parties were proposing, based on their discussions with the Company’s counsel in the financings. A representative of Paul, Weiss then reported on the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, which were substantially the same as those discussed with the Strategic Review Committee on February 20, 2012. Following the report, representatives of Paul, Weiss and Young Conaway advised the Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. A representative of Deutsche Bank then reviewed financial analyses relating to the Company and the proposed transaction. A discussion then ensued regarding financial forecasts prepared by management for use in the sale process and delivered to bidders in the summer of 2011 and subsequently updated periodically to reflect interim results and guidance (the “Expansion Case Projections”). The Expansion Case Projections assumed the acquisition of four new resorts through development and conversion over five years and relied on numerous assumptions that were outside the control of the Company. Representatives of Deutsche Bank expressed the view that the Expansion Case Projections were not supportable and that Deutsche Bank was not comfortable giving weight to those projections in its financial analysis since, in Deutsche Bank’s view, the underlying development and conversion assumptions were not achievable for a variety of reasons. As a result, Deutsche Bank had provided an adjusted forecast that eliminated the development and conversion assumptions but otherwise replicated the Adjusted Stand-Alone growth and other assumptions from management with respect to existing properties (the “Adjusted Stand-Alone Projections”). Representatives of Deutsche Bank then left the meeting and the Strategic Review Committee discussed with its advisors and the Company’s management whether the Expansion Case Projections of management were supportable given, among other things, (i) the Company currently lacks sufficient cash to complete any of the new development or conversion projects; (ii) the covenants in the Company’s indebtedness which restricts the amount available for the Company to invest in new projects; (iii) the need to raise substantial debt for new projects and the inability of the Company to raise sufficient debt financing (both construction and permanent) given the restrictive covenants in the Company’s indebtedness and the non-traditional lodging asset base of the Company; (iv) there is uncertainty as to whether any joint venture partners would provide equity for such projects on such terms or on other terms acceptable to the Company; and (v) Deutsche Bank’s views, including that the financial assumptions and timing assumptions related to the new development and conversion projects are not supportable and regarding the uncertainty as to the whether any of development or conversion projects would be actionable. Management also confirmed that the Adjusted Stand-Alone Projections contained in the Deutsche Bank materials represented the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and were the appropriate projections for Deutsche Bank to rely upon in performing its analysis. Representatives of Paul, Weiss and Young Conaway then advised the Strategic Review Committee of its fiduciary duties with regard to its fairness analysis. The Strategic Review Committee determined that the development and conversion assumptions underlying the Expansion Case Projections of Company’s management were not supportable and the resulting projections could not be relied upon. Management was then directed to advise Deutsche Bank to consider only the Adjusted Stand-Alone Projections and not the Expansion Case Projections in its financial analysis and to advise the Apollo Parties of these determinations. The Strategic Review Committee then discussed the extent to which the Apollo Parties would raise their offer price if the Company adopted a stockholder rights plan given the unwillingness of the Apollo Parties to raise their offer price thus far. After the representatives of Deutsche Bank returned to the meeting, a representative of Paul, Weiss discussed with the Strategic Review Committee the purpose of a stockholder rights plans, the legal standards that govern their adoption and implementation and the nature of the stockholder rights plan proposed by the Apollo Parties in connection with the proposed transaction.

On February 22, 2012, the Company also held its regular earnings call to discuss the release of its fourth quarter 2011 financial results.

On February 22, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave, legal counsel to the Company with respect to its issuance of the Trust Preferred Securities. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan, and the holder of the Trust Preferred Securities. A representative of Paul, Weiss also reported on the legal issues related to the then-current drafts of, and the Apollo Parties most recent proposals with respect to, the merger agreements and ancillary agreements and, along with representatives of Bryan Cave, advised the Strategic Review Committee of the risks that would be assumed by the Company in connection with the then current drafts of the agreements governing the waivers and extensions applicable to the Concord Loan and Trust Preferred Securities.

On February 24, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the Apollo Parties, noting that the Company had been unable to secure a waiver of the change of control provision under the Trust Preferred Securities and that the Apollo Parties were unwilling to raise their offer price of $4.85 per share. Deutsche Bank also reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan, and the holder of the Trust Preferred Securities, noting that substantial progress has been made with respect to the Concord Loan, but sufficient progress had not yet been made with the manager for the holder of the Trust Preferred Securities to proceed with a transaction. The Strategic Review Committee discussed with its advisors the amount of time necessary to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities. After concluding that securing such waiver or amendment, on terms satisfactory to the Strategic Review Committee, could take several weeks rather than several days, the Strategic Review Committee directed Deutsche Bank to advise the Apollo Parties that it was not prepared to proceed with a transaction until it secured a waiver or amendment of the change of control provisions under both the Trust Preferred Securities and the Concord Loan. The Strategic Review Committee directed the Company’s management to continue working towards those waivers or amendments as well as the refinancing of the Grand Mound Loan.

On March 1, 2012, a representative of the Apollo Parties contacted a representative of Deutsche Bank to request an extension of its exclusivity period with the Company for another 15 days. Deutsche Bank informed the Strategic Review Committee that it believed based on discussions with the Apollo Parties that, assuming the satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities, the Apollo Parties likely would be willing to offer $5.00 per share if the Company agreed to certain open terms in the proposed merger agreement regarding the payment of termination fees and the implementation of a stockholder rights plan that would be triggered upon the acquisition by a third party of 12.5% or more of the Company’s outstanding common stock.

On March 2, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on its recent discussions with the Apollo Parties. The Strategic Review Committee then discussed with its advisors the estimated remaining time necessary to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities and whether it was advisable for the Company to agree to the Apollo Parties’ requests regarding termination fees and the implementation of a stockholder rights plan in light of their increased offer price. Paul, Weiss also reviewed the other open issues in the draft merger agreement. After discussion, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days and to continue working to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities.

On March 2, 2012, the Company executed the proposed extension to the Exclusivity Agreement for an additional 15 days.

On March 8, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. The Strategic Review Committee discussed with its advisors the estimated remaining time necessary to secure a satisfactory amendment of the change of control provisions under the Trust Preferred Securities, which would be effectuated by exchanging the Trust Preferred Securities for new undivided preferred beneficial interests (the “Exchange Transaction”) that would be issued by GW Capital Trust IV, an affiliated Delaware trust of the Company (“Trust IV”). Paul, Weiss then reviewed the remaining open issues in the draft merger agreement and provided a detailed summary of the transaction terms and conditions. Paul, Weiss also reviewed for the Strategic Review Committee the resolutions it had prepared in connection with the draft merger agreement and the transactions contemplated thereby.

On March 11, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, a representative of Deutsche Bank reviewed for the Strategic Review Committee and the Board of Directors financial analyses relating to the Company and the proposed transaction. A representative of Deutsche Bank also reviewed for the Strategic Review Committee a draft of the opinion Deutsche Bank intended to deliver to the Company to the effect that, as of the proposed date of the merger agreement and based upon and subject to the various qualifications, limitations and assumptions set forth therein, including for this purpose assuming the draft provided for $5.00 per Common Share in cash to be received by the stockholders of the Company in the Offer and the Merger is fair to the Company’s stockholders from a financial point of view.

Also on March 11, 2012, the Board of Directors held a telephonic meeting attended by Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, the Board of Directors unanimously determined that it was in the best interests of the Company and its stockholders to engage in the Exchange Transaction and authorized and directed the Company and its subsidiaries, among other things, to (i) exchange the Trust Preferred Securities for new undivided preferred beneficial interests issued by Trust IV and (ii) issue new Junior Subordinated Notes due July 31, 2017 to Trust IV, the result of which, among other things, would eliminate the right of the holder of the Trust Preferred Securities to require the Company to redeem the Trust Preferred Securities upon a change of control transaction.

On March 12, 2012, an indirect wholly-owned subsidiary of the Company (the “Concord Borrower”) entered into a First Amendment to Loan Agreement with the Concord Lenders, pursuant to which the Concord Borrower and the Concord Lenders agreed to amend and extend the maturity of the Concord Loan, which amendment satisfied a pre-signing condition of the Apollo Parties.

On March 12, 2012, in order to satisfy the Apollo Parties’ remaining pre-signing condition, the Company (i) entered into an Exchange Agreement among Trust IV, the Company and Kodiak CDO II, Ltd., as holder of the Trust Preferred Securities, pursuant to which Trust IV issued undivided preferred beneficial interests in exchange for all outstanding Trust Preferred Securities and (ii) entered into a Junior Subordinated Indenture among the Company and Wells Fargo Delaware Trust Company, National Association, as trustee, pursuant to which the Company issued new Junior Subordinated Notes due July 31, 2017 to replace the 2007 Junior Subordinated Notes, the result of which, among other things, eliminated the right of the holder of the Trust Preferred Securities to require the Company to redeem the Trust Preferred Securities upon a change of control transaction.

On March 12, 2012, the Strategic Review Committee held a telephonic meeting and unanimously determined that it was advisable and in the best interests of the Company and its stockholders to recommend to the Board of Directors that it approve and declare advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, declare that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, approve the stockholder rights plan and adopt other resolutions to implement the stockholder rights plan, direct that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated by way of a “short-form” merger in accordance with Section 253 of the DGCL), and resolve and agree to recommend to the stockholders of the Company that they accept the Offer, tender their Shares into the Offer and vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). Immediately following the meeting of the Strategic Review Committee, the Board of Directors held a telephonic meeting and unanimously approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, approved the stockholder rights plan and adopted other resolutions to implement the stockholder rights plan, directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated by way of a “short-form” merger in accordance with Section 253 of the DGCL), and resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their Shares into the Offer and vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). Later that day, the Merger Agreement was executed by Parent, the Offeror and the Company.

On March 13, 2012, the Company and Parent issued a joint press release announcing the transaction.

During the Offer, the Company intends to have ongoing contacts with Parent and Offeror.

(c)	Reasons for the Recommendation.

The Strategic Review Committee unanimously determined the Merger Agreement to be in the best interests of Great Wolf Resorts and its stockholders and unanimously recommended to the Board of Directors that it approve a resolution adopting the Merger Agreement. The Board of Directors has unanimously determined that the Merger Agreement is advisable to and in the best interests of Great Wolf Resorts and its stockholders and has authorized and unanimously approved the Offer and Merger and adopted the Merger Agreement.

In reaching their respective determinations of the fairness of the terms of the Offer and Merger, and the Board of Directors in reaching its decision to approve the Merger Agreement and recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors and the Strategic Review Committee considered a variety of factors weighing in favor of the Offer and the Merger, as well as the risks associated with the Offer and the Merger, including, among others, the material factors listed below.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in several benefits to all Stockholders, including the following factors which the Board of Directors and the Strategic Review Committee viewed as supporting their respective recommendations and determinations. Where the following section discusses factors or changes that could potentially impact the financial performance or profitability of Great Wolf Resorts, or the price or trading range of the Common Shares, the discussion is intended to refer to the Board of Directors and the Strategic Review Committee’s consideration of the potential impact on the value of Common Shares held by the stockholders of Great Wolf Resorts.

•

The Board of Directors and the Strategic Review Committee’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on the Board of Directors and the Strategic Review Committee’s assessment, after consultation with Great Wolf Resorts’ legal and financial advisors, of the alternatives reasonably available to Great Wolf Resorts. The Board and the Strategic Review Committee considered strategic alternatives to the Offer and the Merger, including, among other alternatives, continuing to operate Great Wolf Resorts on a Adjusted Stand-Alone basis (taking into account Great Wolf Resorts’ long term plans, including potential joint-venture and licensing opportunities) and the sale of Great Wolf Resorts to other potential acquirers, and the benefits and risks associated with such alternatives, each of which the Board of Directors and the Strategic Review Committee determined to be inferior in comparison to the benefits afforded by the Offer and the Merger.

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The Board of Directors and the Strategic Review Committee considered their belief that, in order to maximize long-term stockholder value on a Adjusted Stand-Alone basis it would be necessary for Great Wolf Resorts to undertake significant capital expenditures to expand into new territories and markets, by building and acquiring, including with co-investors, additional resort properties. The Board of Directors and the Strategic Review Committee believed that the Company had been, and would continue to be, unable to execute this strategy because of the Company’s demonstrated inability to raise sufficient debt or equity capital given its leverage ratio, volatile financial markets, constraints under existing borrowing arrangements, uncertain macroeconomic conditions and dearth of potential equity investors and sources of debt financing.

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The significance of expansion and acquisition activity to Great Wolf Resorts’ future growth plans and the Board of Directors and the Strategic Review Committee’s assessment of the prospects of Great Wolf Resorts being able to consummate such plans, given the range and availability of likely opportunities in the future, Great Wolf Resorts’ financial resources on a standalone basis relative to potential competitors, the challenge of raising additional debt or equity capital to finance such activity given the volatile nature of the financial markets and the Company’s current leverage ratio and the opportunities for acceptably accretive acquisitions.

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The Board of Directors familiarity, based on multi-year strategic reviews, with the range of possible partners for Great Wolf Resorts and how they would likely approach valuing Great Wolf Resorts based on its financial performance.

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The Board of Directors and the Strategic Review Committee considered that Great Wolf Resorts, with the assistance of its management and advisors, had conducted a robust process for the sale of Great Wolf Resorts and had solicited interest from third parties, including both strategic parties and financial sponsors, had responded to the parties that made inbound calls and unsolicited proposals and had executed confidentiality agreements with interested parties.

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The Board of Directors and the Strategic Review Committee considered that 38 potential bidders were contacted between July 27, 2011 and December 23, 2011, the date when exclusive negotiations with the Apollo Parties began, and only 11 parties signed confidentiality agreements and only two other parties (Party N and Party J) submitted a proposal, and these proposals were not fully financed.

•	The Board of Directors and the Strategic Review Committee considered that no competing unsolicited offers had been received since December 23, 2011.

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The Board of Directors and the Strategic Review Committee reviewed the historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board of Directors and the Strategic Review Committee noted that the Offer Price represented an approximately 72.9% premium over Great Wolf Resorts’ average closing price over the six months preceding the announcement of the Merger Agreement and an approximately 19.3% premium over the closing price of the Common Shares on March 12, 2012.

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The Board of Directors and the Strategic Review Committee considered their understanding that the Offer and the Merger likely would be completed based on, among other things, the equity financing commitments received by Parent for all of the equity funds needed to consummate the Offer and the Merger, the financial strength of certain equity funds managed by Apollo Management (the “Apollo Funds”), the debt financing commitments received by Parent for the funds needed to satisfy Parent’s obligations in the Change of Control Offer for the First Lien Mortgage Notes and the financial strength of the financial institutions providing such commitments, the limited number of conditions to the Offer and Merger, Apollo Management’s extensive prior experience in completing acquisitions of other companies, and the fact that Great Wolf Resorts has a limited right to seek specific performance in the situation where all of the conditions to the Offer and the Merger have been satisfied or waived and the debt financing has been funded.

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The Board of Directors and the Strategic Review Committee’s belief that the transaction, by providing a fixed cash price to Stockholders, eliminates the risk of the continued and demonstrated volatility of Great Wolf Resorts’ equity price in the public markets.

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Great Wolf Resorts’ right to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to the payment of a $5,300,000 termination fee, the payment of Parent’s expenses up to $1,700,000 and certain other conditions, and in the event of certain breaches or failures by Parent of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

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The opinion of Deutsche Bank Securities, Inc. delivered to Great Wolf Resorts on March 12, 2012, to the effect that, as of such date and based upon and subject to the various qualifications, limitations and assumptions set forth therein, the $5.00 per Common Share in cash to be received by Stockholders in the Offer and the Merger is fair to Stockholders from a financial point of view.

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The fact that the transaction is structured as a tender offer and a second step merger, which can often be completed more promptly than would have been the case with a one-step merger, meaning that all Stockholders can receive the consideration value for their Common Shares more promptly.

The Board of Directors and the Strategic Review Committee also considered potential risks associated with the Offer and the Merger in connection with their evaluation of the fairness of the proposed transaction, including:

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The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if Great Wolf Resorts does not perform its obligations under the Merger Agreement in all material respects.

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The provisions in the Merger Agreement permitting Parent to terminate the Merger Agreement, subject to the payment of a fee equal to $15,000,000 (or $20,000,000 if Parent has breached the Merger Agreement in certain respects) and certain other conditions, in the event that (i) Parent has not received a waiver to conduct the Change of Control Offer, (ii) the executed commitment letter (the “Forward Purchase Commitment”) from the financial institutions party thereto (the “Forward Purchasers”) pursuant to which, and subject to the terms and conditions of which, the Forward Purchasers have committed to purchase any of the 10.875% First Mortgage Notes due 2017 issued pursuant to First Lien Mortgage Notes, which are tendered to Parent or any Affiliate of Parent pursuant to a Change of Control Offer made by Parent or such Affiliate of Parent to the holders of the First Lien Mortgage Notes has been terminated or the Forward Purchasers have indicated in writing their intention not to consummate their obligations under such commitment with respect to the Change of Control Offer or Parent is not able to obtain the Forward Purchase Commitment promptly following the acceptance time of the Offer.

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The risks and costs to Great Wolf Resorts if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

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The covenant in the Merger Agreement prohibiting Great Wolf Resorts from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

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The provision in the Merger Agreement requiring Great Wolf Resorts to pay, if the Merger Agreement is terminated under certain circumstances, a $5,300,000 termination fee and reimburse Parent’s expenses up to $1,700,000.

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The covenants in the Merger Agreement requiring Great Wolf Resorts’ business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on Great Wolf Resorts prior to the completion of the Merger, other than with the consent of Parent, that could delay or prevent Great Wolf Resorts from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

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The fact that Stockholders who tender their Common Shares (or whose Common Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of Great Wolf Resorts and will not benefit from any future appreciation in the value of Great Wolf Resorts.

•	The fact that the all-cash consideration in the transaction will be taxable for U.S. federal income tax purposes.

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The Board of Directors and the Strategic Review Committee considered the possibility that although no material discussions between management and the Apollo Parties relating to management’s potential employment with the Apollo Parties or its affiliates had taken place before the merger agreement was executed, the Company’s management may become employees of Parent and its subsidiaries after completion of the merger and in connection therewith may enter into compensation and/or equity arrangements with the Apollo Parties or their affiliates and may therefore have interests in the merger that are different from, or in addition to, those of the Company’s stockholders.

•	The matters described above in Item 3(a), “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Great Wolf Resorts.”

In addition to the above, the Board of Directors and the Strategic Review Committee considered the following material factors in concluding that the transaction is procedurally fair to all Stockholders:

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The fact that Great Wolf Resorts retained an independent financial advisor and legal counsel (both transaction counsel and special Delaware counsel) to render advice with respect to the proposed transaction.

•	The Board of Directors’ experience and familiarity with potential transaction partners and transaction considerations.

•	The fact that independent directors met separately to discuss and review the terms of the transaction.

•

The Board of Directors’ ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger in the event of a superior proposal, subject to the payment of a $5,300,000 termination fee, the payment of Parent’s expenses up to $1,700,000 and certain other conditions of the Merger Agreement.

The Board of Directors and the Strategic Review Committee based their ultimate respective decisions on their business judgment that the benefits of the Offer and the Merger to Stockholders outweigh the negative considerations. The Board of Directors and the Strategic Review Committee determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with the least risk of non-completion. The Board of Directors and the Strategic Review Committee also considered the historical trading prices of Great Wolf Resorts’ stock, including, as discussed above, the fact that the Offer Price represents an approximately 72.9% premium over Great Wolf Resorts’ average closing price over the six months preceding the announcement of the Merger Agreement and an approximately 19.3% premium over the closing price of the Common Shares on March 12, 2012 and the financial analyses conducted by Deutsche Bank Securities Inc. regarding Great Wolf Resorts. Other than as described under “Background of the Transaction” in this Item 4, the Board of Directors and the Strategic Review Committee did not consider any other firm offers made for Great Wolf Resorts during 2011 or 2012 as there were no such offers of which the Board of Directors or the Strategic Review Committee were aware. The Board of Directors and the Strategic Review Committee, having reviewed the financial information and projections provided by management to Deutsche Bank Securities Inc. and found Deutsche Bank Securities Inc.’s use of such projections, at the direction of Great Wolf Resorts’ management, to be reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in Item 8(f), “Additional Information — Projected Financial Information” below, and having understood the assumptions and data contained within Deutsche Bank Securities Inc.’s financial analyses, considered and adopted as their own the financial analyses of Deutsche Bank Securities Inc. in the course of reaching their respective decisions.

This discussion of the information and factors considered by the Board of Directors and the Strategic Review Committee includes the material positive and negative factors considered by the Board of Directors and the Strategic Review Committee, but is not intended to be exhaustive and may not include all of the factors considered by the Board of Directors and the Strategic Review Committee. Neither the Board of Directors nor the Strategic Review Committee undertook to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching their respective determinations that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Great Wolf Resorts and its Stockholders. Rather, the Board of Directors and the Strategic Review Committee conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Company management and Great Wolf Resorts’ outside advisors, and considered the factors overall to be favorable to, and to support, their respective determinations. In addition, individual members of the Board of Directors and the Strategic Review Committee may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board of Directors and the Strategic Review Committee and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8(l), “Additional Information — Forward-Looking Statements.”

(d)	Intent to Tender.

Directors and Officers.

To Great Wolf Resorts’ knowledge, after making reasonable inquiry, Great Wolf Resorts has been advised that Joseph V. Vittoria, Kimberly K. Schaefer, Elan Blutinger, Randy L. Churchey, Edward H. Rensi, Howard A. Silver, Timothy D. Black and James A. Calder intend to tender all of their Common Shares and Restricted Shares pursuant to the Offer. For a discussion regarding the Board of Directors’ decision with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Opinion of the Financial Advisor to the Great Wolf Resorts Board of Directors.

The Board of Directors retained Deutsche Bank to provide financial advisory services in connection with the Board of Directors’ consideration of strategic alternatives available to Great Wolf Resorts and to act as Great Wolf Resorts’ financial advisor in connection with the transaction. Great Wolf Resorts selected Deutsche Bank to act as Great Wolf Resorts’ financial advisor on the basis of Deutsche Bank’s qualifications, expertise and reputation as a financial advisor in strategic transactions and its familiarity with Great Wolf Resorts and its business. On March 12, 2012, at a meeting of the Board of Directors held to evaluate the transaction, Deutsche Bank delivered to the Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 12, 2012, to the effect that, as of the date of the opinion and based on and subject to the factors, assumptions and limitations described in its opinion, the consideration to be paid to holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion, dated March 12, 2012, of Deutsche Bank, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. We urge you to read the opinion carefully in its entirety. Deutsche Bank provided its opinion to the Board of Directors for the information and assistance of the Board of Directors in connection with its consideration of the transaction. Deutsche Bank’s opinion does not address any other aspect of the transaction and does not constitute a recommendation as to whether the Board of Directors should recommend or proceed with the transaction, nor does it constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Common Shares (including Restricted Shares) in connection with the Offer or how such Stockholder should vote or act with respect to the transaction or any related matter.

Opinion of the Financial Advisor to the Great Wolf Resorts Board of Directors

Deutsche Bank has acted as financial advisor to the Board of Directors and the Strategic Review Committee of the Board of Directors in connection with the Merger Agreement and the transactions contemplated thereby. On March 12, 2012, Deutsche Bank delivered its oral opinion during a meeting of the Strategic Review Committee of the Board of Directors, and subsequently confirmed its oral opinion in a written opinion to the Board of Directors and the Strategic Review Committee, indicating that, as of March 12, 2012, the date of such written opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the opinion, the consideration to be paid pursuant to the transactions contemplated by the Merger Agreement (the “Transaction Consideration”) was fair, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares.

The full text of Deutsche Bank’s written opinion, dated as of March 12, 2012, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex A to this filing and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors and the Strategic Review Committee in connection with and for the purpose of its evaluation of the transactions contemplated by the Merger Agreement. Deutsche Bank’s opinion is limited to the fairness of the Transaction Consideration, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares. Deutsche Bank’s opinion does not address any other terms of the Merger Agreement or the transactions contemplated thereby, nor does it address the terms of any other agreement entered into or to be entered into in connection therewith. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the transactions contemplated by the Merger Agreement, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Great Wolf Resorts, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the Merger Agreement. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Great Wolf Resorts to engage in the transactions contemplated by the Merger Agreement or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Common Shares should tender shares pursuant to the Offer or how any holder of Common Shares should vote with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Wolf Resorts’ officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Transaction Consideration. The summary of Deutsche Bank’s opinion set forth in this filing is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Annex A. Great Wolf Resorts’ stockholders are urged to read Deutsche Bank’s opinion in its entirety.

In connection with Deutsche Bank’s role as financial advisor to the Board of Directors, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information relating to Great Wolf Resorts prepared and furnished to Deutsche Bank by management of Great Wolf Resorts. Deutsche Bank has also held discussions with certain senior officers and other representatives and advisors of Great Wolf Resorts regarding its businesses and prospects. In addition, Deutsche Bank has:

•	reviewed the reported prices and trading activity for the Common Shares,

•

to the extent publicly available, compared certain financial and stock market information for Great Wolf Resorts with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Great Wolf Resorts, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, with the knowledge and permission of the Board of Directors, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Great Wolf Resorts or any of its subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Great Wolf Resorts under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche

Bank and used in Deutsche Bank’s analyses, Deutsche Bank assumed, with the knowledge and permission of the Board of Directors, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Great Wolf Resorts as to the matters covered thereby and that such forecasts will be realized in the amounts and time periods currently estimated by Great Wolf Resorts. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which it becomes aware after the date of the opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed, with Great Wolf Resorts’ knowledge and permission, that in all respects material to its analysis:

•

the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis; and

•

all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the Merger Agreement, if any, will be obtained and in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis.

Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by the Board of Directors, the Company and their other advisors with respect to these issues.

Deutsche Bank’s Financial Analyses.   The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the Board of Directors of Great Wolf Resorts on March 12, 2012 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Deutsche Bank or the Board of Directors of Great Wolf Resorts. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 9, 2012, and is not necessarily indicative of current market conditions. In performing its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Great Wolf Resorts. None of Great Wolf Resorts, Deutsche Bank or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which the businesses could actually be sold. The projections and/or estimates used in the preparation of Deutsche Bank’s analyses described below (the “Management Projections”) represent the sum of (i) the projections and/or estimates prepared by Great Wolf Resorts’ management without taking into account Great Wolf Resorts’ unconsolidated investments, primarily consisting of its 49% interest in the Grand Mound resort (“Unconsolidated Investments”) and (ii) the projections and/or estimates for the Unconsolidated Investments.

Analysis of Selected Publicly Traded Companies.   Deutsche Bank compared certain financial information and commonly used valuation measurements for Great Wolf Resorts to corresponding information and measurements for a group of three publicly traded lodging companies (consisting of Gaylord Entertainment Company, The Marcus Corporation and Red Lion Hotels Corporation (collectively, the “Lodging Companies”)) and for a group of three publicly traded leisure companies (consisting of Six Flags Entertainment Corp., Cedar Fair, L.P. and Vail Resorts, Inc. (collectively the “Leisure Companies”)). The Lodging Companies and the Leisure Companies are referred to as the “Selected Companies.” Such financial information and valuation measurements included, among other things, ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to earnings before interest expense, income taxes and depreciation and amortization (“EBITDA”). To calculate the trading multiples for Great Wolf Resorts and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance and, in the case of Great Wolf Resorts, the Management Projections prepared by Great Wolf Resorts’ management.

Based on its analysis of the ratios of Enterprise Value to forward EBITDA (the “EBITDA Multiple”) for each of the Selected Companies, Deutsche Bank calculated a representative EBITDA Multiple range of 6.75x to 7.75x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for approximately $536 million of Great Wolf Resorts net debt as of December 31, 2011 (including approximately $47 million in net debt associated with Unconsolidated Investments) (“Net Debt”), in a range of implied equity values per share of $3.09 to $5.96. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00.

None of the companies utilized as a comparison are identical to Great Wolf Resorts. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Selected Precedent Transactions.

Comparable Transaction Analysis.   Deutsche Bank reviewed the financial terms, to the extent publicly available, of 15 mergers and acquisition transactions involving companies in the waterpark hotel industry (the “Waterpark Hotel Transactions”) and the theme park industry (“Theme Park Transactions” and together with the Waterpark Hotel Transactions, the “Selected Transactions”). Deutsche Bank calculated the acquisition EBITDA Multiples based on publicly available information for each of the Selected Transactions and compared them to the corresponding EBITDA Multiple in the transactions contemplated by the Merger Agreement. The transactions reviewed were:

Announcement Date	Target / Acquiror
Waterpark Hotel Transactions
March 2011	Sheboygan Blue Harbor Resort / New Frontiers Capital & Claremont Co.
February 2011	CoCo Key Waterpark portfolio / Various acquirers
May 2010	Radisson Hotel and Waterpark / Wheelock Street Capital
May 2009	Great Wolf Dells and Sandusky (30% ownership) / CNL
October 2005	Great Wolf Dells and Sandusky (70% ownership) / CNL
Theme Park Transactions
June 2011	Blackstone Group (50% share of Universal Orlando) / NBCUniversal
December 2010	Santa Monica Amusements / CNL Lifestyle Properties, Inc.
December 2009	Busch Entertainment Corp. / Blackstone Group
August 2007	Palace Entertainment Holding Inc. / Parques Reunidos
January 2007	Six Flags (7 water & theme parks) / CNL Income Properties
May 2006	Paramount Parks / Cedar Fair
February 2006	Palace Entertainment / MidOcean Partners LP
August 2005	Six Flags / Red Zone
July 2005	Legoland Parks / Blackstone Group
March 2004	Six Flags World of Adventures / Cedar Fair

Based on its analysis of the EBITDA Multiples for each of the Selected Transactions, Deutsche Bank calculated a representative EBITDA Multiple range of 7.0x to 8.5x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for Net Debt, in a range of implied equity values per share of $3.74 to $7.98. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00.

All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the Selected Transactions occurred. Because the reasons for, and circumstances surrounding, each of the Selected Transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Great Wolf Resort’s business and the companies involved in the Selected Transactions and other transactions described herein, Deutsche Bank believes that a selected precedent transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank Opinion, concerning differences between the characteristics of these transactions and the transactions contemplated by the Merger Agreement that could affect the value of the subject companies and businesses and Great Wolf Resorts.

Per Key Analysis.   Deutsche Bank also reviewed the financial terms, to the extent publicly available, of 11 proposed, pending or completed mergers and acquisition transactions involving companies in the lodging industry (the “Lodging Transactions” and together with the Waterpark Hotel Transactions, the “Per Key Transactions”). The Lodging Transactions reviewed were:

Announcement Date	Target / Acquiror
Lodging Transactions
November 2011	Sonesta / RMR & HPT
October 2011	Innkeepers / Cerberus Capital & Chatham Lodging Trust
July 2011	Lodgeworks (20 properties) / Hyatt
July 2011	Hyatt (8 hotels) / Nobel
June 2011	Rosewood Hotels / New World Hospitality
May 2011	Tharaldson / ADIA
March 2011	Highland Hospitality / Ashford Hospitality
May 2010	Extended Stay Hotels / Centerbridge, Paulson & Co. and Blackstone
January 2010	Lodgian, Inc. / Lone Star Funds
December 2009	Interstate Hotels & Resorts / Thayer Lodging and Jin Jiang Hotel

As part of its analysis of the Per Key Transactions, Deutsche Bank calculated a representative range of a target’s Enterprise Value (taking into account Unconsolidated Investments) per number of such target’s rooms of $180,500 to $200,000 (“Per Key Value”). Applying this range to the number of rooms owned by Great Wolf Resorts, resulted, after accounting for Net Debt, in a range of implied equity values per share of $0.00 to $1.76. While other Per Key Transactions showed lower Per Key Values, because of Great Wolf Resorts’ Net Debt, the low end of Deutsche Bank’s calculated range of implied equity values per share based on the Per Key Transactions resulted in a negative number. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00.

Discounted Cash Flow Analysis.   Deutsche Bank performed a discounted cash flow analysis for Great Wolf Resorts based on Management’s Projections assuming no new conversion or development projects. Using these projections, Deutsche Bank calculated the discounted cash flow values for Great Wolf Resorts as the sum of the net present values of (i) the estimated unlevered free cash flows that Great Wolf Resorts will generate for the calendar years 2012 through 2016, plus (ii) the terminal value of Great Wolf Resorts at the end of such period. The terminal value of Great Wolf Resorts was calculated based on management’s estimates of EBITDA for calendar year 2017 and a representative range of multiples of 6.75x to 7.75x based on a review of trading multiples for the Selected Companies. Deutsche Bank used discount rates ranging from 12.5% to 15.0%. Deutsche Bank used such discount rates based on its judgment of the Great Wolf Resorts’ estimated weighted average cost of capital. This analysis, after accounting for Net Debt, indicated a range of implied equity values per share of $3.59 to $7.36. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00.

Leveraged Buyout Analysis.   Deutsche Bank performed a leveraged buyout analysis to estimate theoretical prices at which a financial sponsor might effect a leveraged buyout of Great Wolf Resorts using a debt capital structure consistent with the transactions contemplated by the Merger Agreement. This analysis was based on the same projections described above. Assumptions used in Deutsche Bank’s analysis included financial sponsors targeting internal rates of return of 20% to 25% (which is based on Deutsche Bank’s judgment of typical equity returns targeted by financial sponsors) over their investment horizons and an exit EBITDA Multiple range of 7.5x to 9.0x (which is based on the range of entry multiples observed in these types of transactions). Based on those projections and assumptions, among others, Deutsche Bank calculated, after accounting for Net Debt, a range of implied equity values per share of $4.40 to $5.70 at which a financial buyer might be willing to pay to acquire Great Wolf Resorts. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00.

Equity Research Analysts’ Future Price Targets.   Deutsche Bank reviewed the future public market trading price targets for the Common Shares prepared and published by equity research analysts prior to March 9, 2012.

These forward targets reflected each analyst’s estimate of the future public market trading price of the Common Shares and are not discounted to reflect present values. While noting that there are limited price forecast targets, as of February 23, 2012, one equity analyst had set a one-year price target for Great Wolf Resorts at $5.00 per share, and another equity analyst had set a two-year price target at $6.00 per share. These price targets, when discounted to present value using a 16.5% cost of equity (based on Deutsche Bank’s judgment of Great Wolf Resorts’ estimated cost of equity), resulted in a range of analyst future price targets per share of $4.29 to $4.42. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00. The public market trading prices published by equity research analysts do not necessarily reflect current market trading prices of the Common Shares and these estimates are subject to uncertainties, including the future financial performance of Great Wolf Resorts and future financial market conditions.

Premia Paid Analysis.   Deutsche Bank performed a premia paid analysis based upon the premia paid in certain merger and acquisition transactions identified since 2007. Deutsche Bank considered 101 precedent transactions involving a U.S. target with an aggregate value greater than $500 million and less than $1 billion. Deutsche Bank analyzed the transactions to determine the premia paid for the target as determined using the stock price on the date that is 20 days prior to the announcement of each such deal. Based on this analysis, Deutsche Bank selected a representative premia range of 30-40% and applied this range to Great Wolf Resorts’ stock price on February 10, 2012 to derive an implied equity value per share range of $4.46 to $4.80. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement is $5.00. All premia considered were based on public information available at the time of announcement of such transaction, without taking into account differing market conditions during the period during which the transactions occurred.

General.   The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board of Directors that the Transaction Consideration was fair, from a financial point of view, to the holders of Common Shares (other than Parent and any subsidiary of Parent that holds Common Shares) and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Great Wolf Resort management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Great Wolf Resorts’ control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Great Wolf Resorts or their respective advisors, neither Great Wolf Resorts nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transactions contemplated by the Merger Agreement were determined through negotiations between Great Wolf Resorts and Apollo Management and were approved by the Board of Directors. Although Deutsche Bank provided advice to Great Wolf Resorts during the course of these negotiations, the decision to enter into the transactions contemplated by the Merger Agreement was solely that of the Board of Directors. As described above, the opinion and presentation of Deutsche Bank to the Strategic Review Committee and the Board of Directors were only one of a number of factors taken into consideration by the Board of Directors in making its determination to approve the transactions contemplated by the Merger Agreement. Deutsche Bank’s opinion was provided to the Strategic Review Committee and the Board of Directors to assist it in connection with its consideration of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any holder of the Common Stock as to whether they should tender shares in the Offer or as to how to vote with respect to the Merger.

Great Wolf Resorts selected Deutsche Bank as financial advisor in connection with the transactions contemplated by the Merger Agreement based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Great Wolf Resorts retained Deutsche Bank pursuant to an engagement letter dated as of July 28, 2011 (the “Engagement Letter”). As compensation for Deutsche Bank’s services in connection with the transactions contemplated by the Merger Agreement, Great Wolf Resorts has paid or agreed to pay to Deutsche Bank the following fees:

(a)     a retainer fee of $100,000 paid upon the execution of the Engagement Letter;

(b)     a fee of $750,000 upon delivery of its fairness opinion (or upon notice from Deutsche Bank that it was unable to render the opinion), which shall reduce the transaction fee paid in connection with the consummation of the merger or any fee payable pursuant to (c) below;

(c)     a transaction fee equal to 0.70% of the total amount of cash and fair market value (on the date which is five days prior to the consummation of the transactions contemplated by the Merger Agreement) of all property paid or payable directly or indirectly to Great Wolf Resorts or any of its securityholders in connection with such transactions (including customary add-backs) (against which the retainer fee and opinion fee will be credited).

Regardless of whether the transactions contemplated by the Merger Agreement are consummated, Great Wolf Resorts has agreed to reimburse Deutsche Bank for reasonable and documented fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable and documented travel and other reasonable and documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter; provided, that without the prior written consent of Great Wolf Resorts (such consent not to be unreasonably withheld), Great Wolf Resorts shall not be required to reimburse Deutsche Bank for any amounts in excess of $50,000 with respect to such fees, expenses and disbursements payable to its outside counsel and $25,000 in aggregate with respect to such out-of-pocket expenses. Great Wolf Resorts has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transactions contemplated by the Merger Agreement.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Apollo Funds or their affiliates for which they have received, and in the future may receive, compensation, including acting as Joint Bookrunner on the $225 million senior secured notes offering for Apollo Investment Corporation in October 2010, acting as Lender on the $1,000 million amend and extend for an existing revolving credit facility for Apollo Management Holdings, L.P. in March 2011, acting as Joint Bookrunner on the $565 million Initial Public Offering of Apollo Global Management in March 2011 and acting as Lender on the $400 million term loan for AP Alternative Assets LP in December 2011. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Great Wolf Resorts or its affiliates for which they have received compensation, including acting as Joint Bookrunner for the $230 million first mortgage offering in March 2010 and acting as lender for the $56 million secured loan in July 2011. DB Group may provide investment and commercial banking services to the Apollo Funds and Great Wolf Resorts in the future, for which Deutsche Bank would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Great Wolf Resorts and the Apollo Funds for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Common Shares have been effected during the past 60 days by Great Wolf Resorts or, to the knowledge of Great Wolf Resorts, any current Executive Officer, director, affiliate or subsidiary of Great Wolf Resorts, other than Common Shares received as compensation in the ordinary course of business in connection with Great Wolf Resorts’ employee benefit plans and payroll contributions to Great Wolf Resorts’ 401(k) plan, except as follows:

•	None, other than the Top-Up Option described below in Item 8(d).

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Anti-Takeover Statutes and Provisions.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an “interested stockholder”; unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, for purposes of Section 203 of the DGCL.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment (except in the case of a corporation that both (i) has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders, and (ii) has not elected in its original certification or any amendment thereto to be governed by Section 203) and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor Bylaws exclude the Company from the coverage of Section 203 of the DGCL.

(b)	Appraisal Rights.

Holders of Common Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, Stockholders who have not tendered their Common Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Common Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Common Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price or the consideration paid in the Merger. Stockholders also should note that the investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL. In the event that any holder of Common Shares who properly demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Shares of such Stockholder will be converted into the right to receive the consideration paid in the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex B hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a Stockholder withdraws or loses his right to appraisal, such Stockholder will only be entitled to receive the consideration paid in the Merger. Notwithstanding anything to the contrary contained in the Merger Agreement, each of Great Wolf Resorts and Merger Sub have acknowledged and agreed in the Merger Agreement that, with respect to Dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, the Common Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Parent or Merger Sub to Great Wolf Resorts as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Common Shares in connection with the completion of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS. APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL

INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES INTO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Golden Parachute Compensation.

The information below is intended to comply with item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of the Company that is based on or otherwise relates to the Merger. The terms and conditions related to compensation that is based on or otherwise related to the Merger are described in “Item 3. Arrangements with Directors and Executive Officers and Directors—Summary of Potential Payments upon or in connection with a Change in Control to Named Executive Officers” and are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each NEO’s golden parachute compensation, assume the following:

•

Consummation of the Offer constitutes a change of control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on March 12, 2012, the latest practicable date prior to the filing of this Schedule 14D-9;

•	Each NEO’s employment is terminated without “cause” immediately following the consummation of the Offer; and

•	The price per Common Share paid in the Offer and Merger was $5.00, the per share price payable under the Offer and Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement $(4)	Other ($)	Totals ($)
Kimberley K. Schaefer	2,659,500	3,192,260	—	33,235	1,872,964	—	7,757,959
Chief Executive Officer

James A. Calder	1,518,340	1,466,215	—	21,945	881,118	—	3,887,618
Chief Financial Officer

Timothy D. Black	1,304,160	1,040,420	—	33,235	813,964	—	3,191,779
Executive Vice President—Operations

Alexander P. Lombardo	204,000	258,805	—	—	—	—	462,805
Treasurer

J. Scott Maupin	275,000	177,500	—	—	—	—	452,500
Senior Vice President—Operations

(1)

The amounts in this column for Ms. Schaefer, Mr. Calder and Mr. Black reflect a lump sum payment equal to two times the sum of (x) his or her base salary in effect on the assumed date of termination and (y) the amount of his or her most recently paid annual bonus. Base Salaries as of the effective time of the Merger for Ms. Schaefer, Mr. Calder and Mr. Black are expected to be $561,000, $392,700 and $319,770, respectively, and the most recently paid annual bonus as of the effective time of the Merger for

Ms. Schaefer, Mr. Calder and Mr. Black were $768,750, $366,470 and $332,310, respectively. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer. The amounts reported in this column for Mr. Lombardo and Mr. Maupin reflect a lump sum payment equal to 12 months of the executive’s base salary in effect on the date of termination. Base salaries for Mr. Lombardo and Mr. Maupin as of the effective time of the Merger are expected to be $204,000 and $275,000, respectively. These severance amounts are “double trigger” payments, payable if the executive is terminated by the Company without “cause” within 12 months following a change in control, which would include the consummation of the Offer.

(2)	Represents the “single trigger” payments, payable as a result of the consummation of the Offer. The amounts in this column reflect the value of the cash Offer or Merger consideration payable in respect of unvested Restricted Shares, including Restricted Shares obtained from the conversion of MYPEGs, in each case, in accordance with the Merger Agreement and without regard to applicable tax withholding. The amounts for each NEO represent the following amounts: Ms. Schaefer: $1,697,820 for 339,564 Restricted Shares and $1,494,440 for 298,888 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Calder: $768,795 for 153,759 Restricted Shares and $697,420 for 139,484 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Black: $614,520 for 122,904 Restricted Shares and $425,900 for 85,180 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Lombardo: $258,805 for 51,761 Restricted Shares; and Mr. Maupin: $177,500 for 35,500 Restricted Shares.

(3)	The amounts reported in this column for Ms. Schaefer, Mr. Black and Mr. Calder reflect a lump sum payment equal to 36 times the Company’s monthly contribution on behalf of the executive under the insurance plan in which the executive currently participates. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer.

(4)	The amounts reported in this column represents Ms. Schaefer’s, Mr. Calder’s and Mr. Black’s right to receive a “gross-up” payment under their respective employment agreements in the event that the executive becomes subject to excise tax under Section 4999 of the Internal Revenue Code. The “gross-up” payments are “double trigger” payments, payable only if the executive incurs excise tax liabilities following a change in control, which would include the consummation of the Offer.

The consummation of the Offer would qualify as a change of control under each of the agreements discussed above.

(d)	Top-Up Option.

Subject to the terms of the Merger Agreement, Great Wolf Resorts has granted to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Great Wolf Resorts an aggregate number of newly-issued Common Shares that, when added to the other Common Shares owned by Parent, Merger Sub and any other direct or indirect subsidiary of Parent, equals the lowest number of Common Shares that shall constitute one share more than 90% of the total Common Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares). The summary of the Top-Up Option in Section 12 (Purpose of the Offer; Plans for the Company) of the Offer to Purchase is incorporated herein by reference.

(e)	Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the issued and outstanding stock of a subsidiary, that parent corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If, as a result of the

Top-Up Option or otherwise, Parent, Merger Sub and any other direct or indirect subsidiary of Parent acquire at least 90% of the issued and outstanding Common Shares, Parent, Merger Sub and Great Wolf Resorts shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

(f)	Approval of Stockholders.

If approval of Stockholders is required under applicable law in order to complete the Merger (i.e., in the event that Parent, Merger Sub and any other direct or indirect subsidiary of Parent do not collectively own at least 90% of the outstanding Common Shares and are unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Merger Agreement must be approved by the holders of at least a majority vote of the Common Shares. Great Wolf Resorts will as promptly as practicable following the consummation of the Offer (or, if requested by Parent, following termination of the Offer), and after the related proxy statement is cleared by the SEC for mailing to Stockholders, establish a record date for, duly call and give notice of a special meeting of its Stockholders. Even if the Company holds a vote to approve the Merger, upon completion of the Offer, Parent, Merger Sub and other direct or indirect subsidiaries of Parent will, however, hold a majority of the outstanding Common Shares and therefore have the ability to approve the Merger on their own.

(g)	Projected Financial Information.

The Company does not as a matter of general practice publicly disclose financial projections beyond one year due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. However, in connection with its evaluation of strategic alternatives, management of the Company prepared prospective financial information and provided such information to Parent and Parent’s and the Company’s respective financial advisors for the years 2012 through 2016, including projected revenues, Adjusted EBITDA (as described below) and net income (loss).

In addition to projections upon which the summary selected projections included below are based, the Company made available to Parent and its and the Company’s financial advisors other projections for the years ending 2012 through 2016. See also “Background of the Transactions” in Item 4(b) of this Schedule 14D-9.

The Company’s management informed Deutsche Bank that the projections reflected by the selected summary below represent the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly are the projections upon which, with the Company’s consent, Deutsche Bank relied upon in performing its analysis.

The summary of the selected financial projections set forth below is included solely to give you access to the information that was made available to Parent and its and the Company’s financial advisors, and reviewed by the Board of Directors and Parent’s board, and is not included in this Schedule 14D-9 in order to influence you to make any investment decision with respect to the tender offer and the merger or any other purpose.

The selected financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (which we refer to as “GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the selected financial projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The selected financial projections reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The selected financial projections reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the selected financial projections constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the selected financial projections, including, but not limited to, the Company’s performance, industry performance, general business, economic, regulatory, market and financial conditions, and the various other risks set forth in this solicitation/recommendation and the Company’s periodic reports filed with the SEC. See also cautionary language regarding “Forward-Looking Statements” in Item 8(i) of this Schedule 14D-9. There can be no assurance that the selected financial projections will be realized or that actual results will not be significantly higher or lower than as set forth in the prospective financial information.

The selected financial projections covers multiple years and such information by its nature becomes less predictive with each successive year. In addition, the selected financial projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the selected financial projections is based necessarily involve judgments as of the time of their preparation with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The selected financial projections also reflects assumptions as of the time of their preparation as to certain business decisions that are subject to change. The selected financial projections cannot, therefore, be considered a guaranty of future operating results, and such information should not be relied upon as such.

The inclusion of the selected financial projections should not be regarded as an indication that the Company, or its financial advisor or anyone who received such information then considered, or now considers, it as necessarily predictive of actual or future events, and such information should not be relied upon as such. None of the Company, any of its affiliates, any affiliates of any of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. Neither the Company nor any of its representatives intends to, and each of them disclaims any obligation to, update, revise or correct the prospective financial information if any of it is or becomes inaccurate.

The selected financial projections does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. Further, the selected financial projections does not take into account matters related to the Offer and the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Offer and the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Offer and the Merger. Further, the prospective financial information does not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the selected financial projections in this Schedule 14D-9 should not be deemed an admission or representation by the Company, or the Board of Directors that it is viewed as material information of the Company, and in fact the Company views the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The selected financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in this solicitation/recommendation and in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the prospective financial information, you are cautioned not to place undue, if any, reliance on the prospective financial information included below.

The table below presents summary selected financial projections for the years ending 2012 through 2016, which were prepared by the Company’s management in connection with its evaluation of the strategic alternatives, including the transactions contemplated by the Merger Agreement. In addition, it should be noted

that on February 22, 2012 (subsequent to the date of these projections, and after further analysis and consideration by management), the Company publicly provided guidance for 2012 Adjusted EBITDA of between $83 million and $89 million.

Name	2012E	2013E	2014E	2015E	2016E
	(in millions)
Total revenue	$317	$336	$371	$392	$403
Adjusted EBITDA(a)(b)	89	94	97	101	105
Net income (loss)	(12)	(6)	(3)	4	7

(a)	We have traditionally adjusted EBITDA when evaluating our property operating performance. Adjusted EBITDA is a non-GAAP performance measure. We define Adjusted EBITDA as net income (loss) attributable to Great Wolf Resorts, Inc., adjusted to exclude the following items: (i) interest expense, net of interest income, (ii) income tax expense or benefit, (iii) depreciation and amortization, (iv) non-cash employee and director compensation, (v) equity in earnings (loss) of unconsolidated affiliates and (vi) non-controlling interests. The following table reconciles projected Adjusted EBITDA to projected net income for the periods presented.

Name	2012E	2013E	2014E	2015E	2016E
	(in millions)
Net income (loss)	$(12)	$(6)	$(3)	$4	$7
Non-cash employee and director compensation	2	3	3	3	3
Depreciation and amortization	53	53	53	54	55
Interest expense, net	46	44	44	41	41
Equity in income of unconsolidated affiliates	(.5)	(1)	(1)	(1)	(2)
Noncontrolling interest	—	—	—	—	—
Income tax expense	.5	.6	.6	.6	.6

Adjusted EBITDA	$89	$94	$97	$101	$105

(b)	The Adjusted EBITDA projections provided above do not include the Company’s share of EBITDA from unconsolidated investments, primarily consisting of its 49% interest in the Grand Mound resort. The Company also consolidates certain investments in which it owns more than 50% but less than all of the equity interests therein, in particular the Company’s 62.4% equity interest in Creative Kingdoms. For the period from 2012E through 2016E, Company management projected the Company’s share of EBITDA from unconsolidated investments, adjusted to remove the share of consolidated investments not wholly owned, to be $6 million, $6 million, $6 million, $6 million and $6 million for 2012E, 2013E, 2014E, 2015E and 2016E, respectively. For 2011, the Company’s share of debt associated with these unconsolidated investments was $47 million as of December 31, 2011. In addition, as of December 31, 2011, $16 million of preferred equity was outstanding at these unconsolidated investments, half of which is owned by the Company.

(h)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of Great Wolf Resorts, please see the following documents that have been filed by Great Wolf Resorts with the SEC, each of which is incorporated herein by reference:

•	Great Wolf Resorts’ Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 23, 2012.

•	Current Report on Form 8-K filed by Great Wolf Resorts on March 13, 2012.

(i)	Forward-Looking Statements.

Statements herein regarding the proposed transaction among Apollo and Great Wolf, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute “forward-looking statements” as defined by the federal securities laws. Forward-looking statements include, without limitation, statements regarding the consummation of business combination and similar transactions (including timing of completion and financial benefits to the Equity Tender Offer, the Change of Control Offer, or the merger), prospective performance and opportunities and the outlook for Great Wolf’s or any successor’s business, and the intent of any parties about future actions. Forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements. Apollo and Great Wolf believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Apollo and Great Wolf or persons acting on their behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Apollo and Great Wolf undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in Great Wolf’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2011, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(B)	Letter of Transmittal for Shares (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(D)	Letter of Transmittal for Restricted Shares (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(a)(1)(H)	Summary Advertisement to be published in the Wall Street Journal and dated March 13, 2012 (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO filed by K-9 Holdings, Inc.,
K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(a)(2)(A)	Opinion of Deutsche Bank Securities, Inc., dated March 12, 2012 (incorporated by reference to Annex A attached to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, among Great Wolf Resorts, Inc., K-9 Holdings, Inc. and K-9 Acquisition, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(e)(2)	Equity Commitment Letter, dated as of March 12, 2012, Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc. (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(e)(3)	Commitment and Engagement Letter dated as of March 12, 2012, from Morgan Stanley Senior Funding, Inc., UBS Loan Finance LLC and UBS Securities LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc. (incorporated by reference to Exhibit (b)(1) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

Exhibit No.	Description

(e)(4)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc. (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by K-9 Holdings, Inc., K-9 Acquisition, Inc., Apollo Management VII, L.P. and K-9 Investors, L.P., on March 13, 2012).

(e)(5)	Rights Agreement, dated as of March 12, 2012, between Great Wolf Resorts, Inc. and Registrar and Transfer Company, as rights agent (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(e)(6)	Employment Agreement between Great Wolf Resorts, Inc. and Kimberly Schaefer, dated December 13, 2004 (incorporated by reference to Exhibit 10.5 of the Form 10-K/A filed by Great Wolf Resorts, Inc. on March 8, 2011).

(e)(7)	Employment Agreement between Great Wolf Resorts, Inc. and James Calder, dated December 13, 2004 (incorporated by reference to Exhibit 10.6 of the Form 10-K/A filed by Great Wolf Resorts, Inc. on March 8, 2011).

(e)(8)	Employment Agreement between Great Wolf Resorts, Inc. and Timothy Black, dated March 20, 2009, as amended on December 16, 2009 (incorporated by reference to Exhibits 10.10 and 10.11, respectively, of the Form 10-K/A filed by Great Wolf Resorts, Inc. on March 8, 2011).

(e)(9)	Form of Officers and Directors Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed August 12, 2004).

(e)(10)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed September 23, 2004).

(e)(11)	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed August 12, 2004).

(e)(12)	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed November 26, 2004).

(e)(13)	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed August 12, 2004).

Annex A	Opinion of Deutsche Bank Securities, Inc. dated March 12, 2012.*

Annex B	General Corporation Law of the State of Delaware Section 262.*

*	Included with the statement mailed to the Stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/S/ JAMES A. CALDER
Name: James A. Calder
Title: Chief Financial Officer

Dated: March 13, 2012

Annex A

March 12, 2012

Board of Directors of Great Wolf Resorts, Inc.

525 Junction Road

Suite 6000 South

Madison, WI 53717

Strategic Review Committee of the Board of Directors of Great Wolf Resorts, Inc.

525 Junction Road

Suite 6000 South

Madison, WI 53717

Dear Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Board of Directors (the “Board”) of Great Wolf Resorts, Inc. (the “Company”) and the Strategic Review Committee of the Board (the “Strategic Review Committee”) in connection with an Agreement and Plan of Merger (the “Merger Agreement”) dated March 12, 2012 among K-9 Holdings, Inc. (“Parent”), K-9 Acquisition, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $5.00 per share in cash for each share of Company Common Stock accepted in the Tender Offer (such amount, the “Transaction Consideration”). The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares and shares owned immediately before the Merger by the Company, any wholly owned subsidiary of the Company, Parent and Parent’s subsidiaries) will be converted into the right to receive the Transaction Consideration.

You have requested our opinion, as investment bankers, as to the fairness of the Transaction Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock).

In connection with our role as financial advisor to the Board and the Strategic Review Committee, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared and furnished to us by management of the Company. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the

Board of Directors

Strategic Review Committee

Great Wolf Resorts, Inc.

accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and that such forecasts will be realized in the amounts and in the time periods currently estimated by the management of the Company. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Board, the Strategic Review Committee, the Company and their other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board and the Strategic Review Committee in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Transaction Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock), as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement, nor does it address the terms of any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares pursuant to the Tender Offer or how any holder of shares of Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration.

Board of Directors

Strategic Review Committee

Great Wolf Resorts, Inc.

Deutsche Bank will be paid a fee for its services as financial advisor to the Board and the Strategic Review Committee in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board and the Strategic Review Committee that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including acting as Joint Bookrunner on the $225 million senior secured notes offering for Apollo Investment Corporation in October 2010, acting as Lender on the $1,000 million amend and extend for an existing revolving credit facility for Apollo Management Holdings, L.P. in March 2011, acting as Joint Bookrunner on the $565 million Initial Public Offering of Apollo Global Management in March 2011 and acting as Lender on the $400 million term loan for AP Alternative Assets LP in December 2011. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates for which they have received compensation, including acting as Joint Bookrunner for the $230 million first mortgage offering in March 2010 and acting as lender for the $56 million secured loan in July 2011. The DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and any subsidiary of Parent that holds Company Common Stock).

Very truly yours,

/s/ Deutsche Bank Securities Inc.
DEUTSCHE BANK SECURITIES INC.

Annex B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4